      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 1998

                                                      REGISTRATION NO. 333-50015
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                      ------------------------------------
                                 MEDIRISK, INC.
             (Exact name of registrant as specified in its charter)

                    DELAWARE                                            58-2256400
 (State or other jurisdiction of incorporation)            (I.R.S. Employer Identification No.)

                        TWO PIEDMONT CENTER, SUITE 400,
                           3565 PIEDMONT ROAD, N.E.,
                          ATLANTA, GEORGIA 30305-1502
                                 (404) 364-6700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             KENNETH M. GOINS, JR.,
                                 MEDIRISK, INC.
                        TWO PIEDMONT CENTER, SUITE 400,
                           3565 PIEDMONT ROAD, N.E.,
                          ATLANTA, GEORGIA 30305-1502
                                 (404) 364-6700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

               DOUGLAS B. CHAPPELL, ESQ.                                  DONALD J. MURRAY, ESQ.
                   ALSTON & BIRD LLP                                       DEWEY BALLANTINE LLP
                  ONE ATLANTIC CENTER                                  1301 AVENUE OF THE AMERICAS
               1201 WEST PEACHTREE STREET                             NEW YORK, NEW YORK 10019-6092
              ATLANTA, GEORGIA 30309-3424                                     (212) 259-8000
                     (404) 881-7000

    Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                      ------------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 20, 1998


                                2,500,000 SHARES

                                (MEDIRISK LOGO)

                                  COMMON STOCK
                            ------------------------


     Of the shares of common stock, par value $0.001 per share (the "Common Stock"), of Medirisk, Inc. ("Medirisk" or the "Company") offered hereby (the "Offering"), 2,250,000 shares are being offered by the Company and 250,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Common Stock is quoted on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "MDMD." On May 19, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $22.75 per share.


                            ------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

====================================================================================================================
                                PRICE TO             UNDERWRITING           PROCEEDS TO            PROCEEDS TO
                                 PUBLIC              DISCOUNT(1)             COMPANY(2)        SELLING STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------------
Per Share..............            $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
Total(3)...............            $                      $                      $                      $
====================================================================================================================

(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.
(2) Before deducting expenses of the Offering, payable by the Company, estimated at $600,000. Excludes the proceeds from the exercise of warrants to be exercised by a Selling Stockholder in connection with the Offering.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 229,410 shares of Common Stock, and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 145,590 shares of Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any. If the options are exercised in full, the total "Price to Public," "Underwriting Discount," "Proceeds to
    Company" and "Proceeds to Selling Stockholders" will be $          ,
    $          , $          and $          , respectively. See "Underwriting."

                            ------------------------

     The Common Stock is offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, to cancel or to modify the offer without notice. It is expected that delivery of certificates representing the Common Stock will be made on or about
          , 1998.

                            ------------------------

SUNTRUST EQUITABLE SECURITIES
                                       J.C. BRADFORD & CO.
                                                       JEFFERIES & COMPANY, INC.
                            ------------------------

                The date of this Prospectus is           , 1998.

         [GRAPHICS REGARDING MEDIRISK PRODUCTS AND ACQUISITION HISTORY]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and accompanying notes appearing elsewhere in this Prospectus. Prospective investors should also review carefully the information set forth under "Risk Factors." Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Medirisk is a provider of proprietary database products, decision-support software and analytical services to the health care industry. The Company's products and services enable its customers to make objective comparisons of the financial costs and clinical outcomes of physician services to customer-specific and industry benchmarks, assess member satisfaction with specific managed care plans, and obtain information concerning the background and credentials of physicians. These capabilities assist health care industry participants in measuring the performance of health care payors and providers and forecasting the supply of and demand for health care services.

     Applications for Medirisk's products include pricing managed care contracts, evaluating physician fee schedules and utilization of physician services, comparing provider outcomes and health plan performance, credentialing and recruiting physicians, developing health care delivery networks, and marketing health care services. The Company actively sells its products to over 1,000 major customers, including leading health plans, insurers, hospitals, large multi-specialty physician groups, physician practice management companies, employers, equipment suppliers and pharmaceutical companies, as well as to several hundred smaller customers, including single-specialty physician groups. Medirisk believes that it is the leading provider of clinical and financial database products comprised of physician-oriented content and managed care member satisfaction information in the United States.

     Medirisk's health care information products and services consist of market performance, clinical performance and physician credentials products.

     - Market Performance Products. Medirisk's market performance products provide customers with proprietary data and decision-support software tools for use in analyzing physician fees, health care utilization patterns and managed care consumer satisfaction in the United States. The Company's fee and utilization products enable its customers to analyze health care cost and utilization data, to project health care supply and demand, and to compare, by procedure and geographic location, pricing and utilization trends to customer-specific and industry benchmarks. The Company's managed care member satisfaction products assist managed care organizations in determining their competitive position, enable employers to evaluate and select health plans, and assist pharmaceutical companies in targeting potential markets for their products and services.

     - Clinical Performance Products. Medirisk's clinical performance products allow customers to measure outcomes across a full range of care within a variety of medical specialties. The Company's clinical performance products, proprietary measurement instruments, comparative databases and reports enable both payors and providers to measure and evaluate clinical outcomes, improve the quality of clinical care, attract and retain managed care contracts, and meet accreditation standards.

     - Physician Credentials Products. Medirisk provides databases, software and services designed to enable customers to access detailed information concerning the background and credentials of physicians in the United States. The Company's physician credentials products assist customers in developing and enhancing credentialing and recruiting programs on a cost-effective basis, establishing health care networks using physician-specific data, and marketing the provider component of health care services more effectively.

     Medirisk's databases have been built by collecting, standardizing and normalizing more than three billion health care transaction records. The Company's databases include records submitted by customers under an ongoing data collection plan, data gathered from various regulatory and governmental agencies, and data generated from the results of periodic proprietary surveys of health care providers, consumers, managed care organizations and other payors. Medirisk believes that the long-standing relationships under which it collects data and the data interpretation methodologies used by the Company represent significant competitive advantages. Medirisk's databases are regularly updated to reflect changes in the industry and, in the case of its market performance and clinical performance databases, to take into consideration secondary factors such as co-morbidity, case mix and demographics. These attributes permit customers to compare objectively their financial and clinical performance to industry or customer-specific benchmarks contained in the Company's databases with specificity and precision.

     Medirisk's objective is to become the leading provider of proprietary database products, decision-support software and analytical services to payors, providers, employers, pharmaceutical companies and other health care industry participants. To attain this objective, Medirisk is pursuing the following strategy: (i) leverage the Company's existing customer base to cross-sell additional products; (ii) emphasize recurring revenue from existing products and customers; (iii) develop new database products and decision-support tools; and
(iv) acquire and integrate complementary products and businesses. To capitalize on the fragmentation in the health care information industry and to support its acquisition strategy, Medirisk has corporate resources dedicated to identifying, analyzing and pursuing appropriate acquisition candidates. The Company currently is tracking a database of more than 300 companies, of which more than 100 currently meet Medirisk's primary acquisition criteria for product type, revenue and customer base.

                              RECENT DEVELOPMENTS

     Following the completion of its initial public offering in January 1997, Medirisk significantly expanded its operations by acquiring four companies in 1997 (the "1997 Acquisitions") and one company in 1998. The acquisition of businesses with complementary products and services has broadened the Company's customer base, created additional cross-selling opportunities, increased market share within existing products and resulted in new product extensions and enhancements. The following summarizes these recent acquisitions.

     - In May 1997, Medirisk acquired substantially all of the assets of Staff-Link, Inc. ("Staff-Link") of St. Louis, Missouri, a provider of physician databases and related software utilities designed to assist health care organizations with their in-house recruiting efforts. Staff-Link's customer base increased the market share of the Company's physician credentials products, and the integration of Staff-Link's database of physicians in private practice, the military and the public health sector enhanced the Company's physician credentials product line.

     - In June 1997, Medirisk acquired CIVS, Inc. ("CIVS") of Rockville, Maryland, a leading national provider of physician credentialing services and information products to health care organizations. The acquisition of CIVS added new customers to the Company's physician credentials product line and broadened the range of products and outsourced services offered by the Company.

     - In August 1997, Medirisk acquired CareData Reports, Inc. ("CareData") of New York, New York, which creates reports analyzing consumer satisfaction with more than 150 aspects of managed health care plans and ranks specific health plans accordingly. CareData's products are used by managed care plans to assess their competitive position and quality of care, by employers to evaluate health plans and by pharmaceutical companies to target potential markets for their products.

     - In November 1997, Medirisk acquired Medsource, Inc. ("Medsource") of St. Paul, Minnesota, which licenses databases of physician information for use in recruiting physicians and developing health care networks. The acquisition strengthened the Company's physician credentials products and extended the application of these products to the administrative and marketing functions of health care organizations.

     - In March 1998, Medirisk acquired Healthdemographics of San Diego, California, which provides databases and decision-support applications to forecast the supply of and demand for health care services. Health care delivery organizations, insurers, equipment suppliers, consultants and other health care industry participants use the proprietary demographic and market segmentation information and software provided by Healthdemographics to make more informed business decisions regarding strategic planning and market planning and analysis. The acquisition of Healthdemographics resulted in an expansion of the Company's market performance products and customer base.

                                  RISK FACTORS



     An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information presented or referenced in this Prospectus, prospective investors should carefully consider the risk factors discussed on pages 7 to 13 of this Prospectus in evaluating an investment in the Common Stock. The risks associated with an investment in the Company include the following factors: History of Operating Losses and Uncertain Profitability; Risks Related to Growth; Risks of Integration of Acquired Operations; Dependence on Data Sources and AMA Licenses; Dependence on Intellectual Property Rights; Risks Related to Intangible Assets and Acquisition of In-process Research and Development; Uncertainty and Consolidation in the Health Care Industry; Risks of Rapid Technological Change; Need for Additional Financing; Competition; Risks of Customer Concentration; Potential for System Defects; Dependence on Key Personnel; Variable Quarterly Operating Results and Seasonality; Possible Volatility of Stock Price; Potential Adverse Effects of Substantial Number of Shares Eligible for Future Sale; Year 2000 Compliance; Adverse Impact of Anti-takeover Provisions; Risks Associated with Unspecified Use of Proceeds; and No Dividends. See "Risk Factors."


                                  THE OFFERING

Common Stock offered by the Company.........    2,250,000 shares

Common Stock offered by Selling
Stockholders................................      250,000 shares

Common Stock to be outstanding after the
Offering....................................    7,011,557 shares(1)

Use of proceeds.............................    To repay indebtedness and for
                                                general corporate purposes,
                                                including acquisitions and the
                                                development of additional
                                                products and services. See "Use
                                                of Proceeds."

Nasdaq National Market symbol...............    MDMD
---------------

(1) Based on the number of shares outstanding as of May 1, 1998. Includes an aggregate of 97,440 shares of Common Stock to be issued upon exercise of outstanding warrants by a Selling Stockholder immediately prior to consummation of the Offering. Excludes 730,463 shares of Common Stock issuable upon the exercise of remaining options and warrants to purchase Common Stock at a weighted average exercise price of $5.34 per share. See "Capitalization," "Principal and Selling Stockholders" and Note 8 of Notes to Consolidated Financial Statements of the Company.

                            ------------------------

     Medirisk, Inc. was incorporated in Florida in June 1983 and was reincorporated in Delaware in September 1996. The operations of the Company include the operations of the Company's wholly owned subsidiaries, Medirisk of Illinois, Inc.; Medirisk of Missouri, Inc.; CIVS; CareData; Medsource and Healthdemographics, Inc. Unless the context otherwise requires, the terms the "Company" and "Medirisk" refer collectively to Medirisk, Inc. and its subsidiaries. The Company's principal executive offices are located at Two Piedmont Center, Suite 400, 3565 Piedmont Road, N.E., Atlanta, Georgia 30305-1502, and its telephone number is (404) 364-6700.

     Unless otherwise indicated, information in this Prospectus (specifically including information in "Capitalization" and "Dilution"): (i) assumes no exercise of the Underwriters' option to purchase from the Company up to 229,410, and from the Selling Stockholders up to 145,590, additional shares of Common Stock to cover over-allotments, if any; (ii) gives effect to the exercise by a Selling Stockholder of outstanding warrants to purchase 97,440 shares of Common Stock at an exercise price of $1.54 per share; and (iii) assumes no exercise of remaining options and warrants to purchase 730,463 shares of Common Stock at a weighted average exercise price of $5.34 per share.

    This Prospectus contains references to a number of registered and unregistered trademarks and service marks, including marks owned by Medirisk. Windows(R) and Excel(R) are registered trademarks of Microsoft Corporation; Lotus 1-2-3(R) is a registered trademark of Lotus Development Corporation; FoxPro(R) is a registered trademark of Fox Holdings, Inc.; Quattro Pro(R) is a registered trademark of Borland International, Inc.; Dbase(R) is a registered trademark of Ashton-Tate; and Nasdaq National Market(R) is a registered trademark of The Nasdaq Stock Market, Inc.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                 ---------------------------------------    -----------------------------
                                                  1995      1996            1997             1997            1998
                                                 -------   -------   -------------------    -------   -------------------
                                                                                  PRO                              PRO
                                                                     ACTUAL    FORMA(1)               ACTUAL    FORMA(2)
                                                                     -------    -------               -------    ------
STATEMENTS OF OPERATIONS DATA:
Revenue........................................  $ 3,655   $ 8,904   $16,749    $19,384     $ 2,650   $ 5,176    $5,518
Salaries, wages and benefits...................    2,578     6,093     7,910     10,177       1,762     2,574     3,187
Other operating expenses.......................      956     2,314     4,374      6,225         646     1,522     1,959
Depreciation and amortization..................      193       787     1,304      1,932         201       427       477
Acquired in-process research and development
  costs and integration costs(3)...............       --     6,180     4,575        317          --     5,315        65
                                                 -------   -------   -------    -------     -------   -------    ------
Operating income (loss)........................      (72)   (6,470)   (1,414)       733          41    (4,662)     (170)
Interest income (expense), net.................      (66)     (703)      345       (196)         41        36      (150)
Other income (expense).........................       --       (57)       --         --          --        --        --
Provision for income taxes.....................       --        --      (707)        --          --        --        --
                                                 -------   -------   -------    -------     -------   -------    ------
Income (loss) before extraordinary item........     (138)   (7,230)   (1,776)       537          82    (4,626)     (320)
Extraordinary item -- loss on early
  extinguishment of debt(4)....................       --        --      (806)      (806)       (806)       --        --
                                                 -------   -------   -------    -------     -------   -------    ------
Net loss.......................................     (138)   (7,230)   (2,582)      (269)       (724)   (4,626)     (320)
Accretion of discount on Series A convertible
  preferred stock..............................      (92)       --        --         --          --        --        --
Convertible preferred stock dividend
  requirement..................................     (202)     (202)      (25)       (25)        (25)       --        --
                                                 -------   -------   -------    -------     -------   -------    ------
Net loss attributable to common stock..........  $  (432)  $(7,432)  $(2,607)   $  (294)    $  (749)  $(4,626)   $ (320)
Net loss per share of common stock -- basic and
  diluted(5)...................................  $ (0.30)  $ (4.84)  $ (0.67)   $ (0.07)    $ (0.23)  $ (1.03)   $(0.07)
Weighted average number of common shares used
  in calculating net loss per share of common
  stock -- basic and diluted(5)................    1,427     1,536     3,918      4,214       3,265     4,495     4,664

                                                                   MARCH 31, 1998
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(6)
                                                              -------   --------------
BALANCE SHEET DATA:
Working capital (deficit)...................................  $(3,082)     $47,390
Total assets................................................   25,291       73,416
Long-term debt and capital lease obligations, excluding
  current portion...........................................       41           41
Stockholders' equity........................................   14,663       65,135

---------------

(1) Gives effect to the 1997 Acquisitions and the Company's acquisition of Healthdemographics as if the transactions had occurred on January 1, 1997 and excludes associated non-recurring charges related to acquired in-process research and development costs and integration costs of $4.3 million in 1997. As a result of the 1997 Acquisitions and the acquisition of Healthdemographics, the Company's historical statements of operations are not representative of financial results to be expected for future periods. See Unaudited Pro Forma Financial Data.
(2) Gives effect to the acquisition of Healthdemographics as if the transaction had occurred on January 1, 1997 and excludes associated non-recurring changes related to acquired in-process research and development and integration costs of $5.3 million in the first quarter of 1997. See Unaudited Pro Forma Financial Data.
(3) The Company recorded non-recurring charges related to acquired in-process research and development costs in connection with the 1997 Acquisitions and the acquisition of Healthdemographics, as well as integration costs associated with the 1997 Acquisitions. Excluding these charges and, in 1997, the extraordinary item, operating income, net income and net income per share of common stock -- diluted for the year ended December 31, 1997 would have been $3.2 million, $2.1 million and $0.45, respectively, and operating income, net income and net income per share of common stock -- diluted for the three months ended March 31, 1998 would have been $653,000, $419,000 and $0.08, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," Note 2 of Notes to Consolidated Financial Statements of the Company, Unaudited Consolidated Condensed Financial Statements of the Company and Unaudited Pro Forma Financial Data.
(4) As a result of the application of a portion of the net proceeds of the Company's initial public offering to repay indebtedness, the Company incurred a one-time, non-recurring, non-cash charge of approximately $806,000 with respect to accelerated amortization of original issue discount on certain senior subordinated notes and related deferred financing costs. Due to the Company's losses, no income tax benefit was applied to the extraordinary loss presented. See Note 5 of Notes to Consolidated Financial Statements of the Company.
(5) Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements of the Company.
(6) Gives effect to the exercise by a Selling Stockholder of warrants to purchase 97,440 shares of Common Stock at an exercise price of $1.54 per share and the sale of the shares of Common Stock offered by the Company at an assumed public offering price of $24.00 per share and the receipt and application of the net proceeds from such sale as described in "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock. This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors described elsewhere in this Prospectus.

HISTORY OF OPERATING LOSSES; UNCERTAIN PROFITABILITY

     The Company incurred net losses in the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998 and had an accumulated deficit at March 31, 1998 of approximately $17.0 million. In view of the Company's prior operating history, there can be no assurance that the Company will be able to achieve profitability on a quarterly or annual basis or that it will be able to sustain or increase its revenue growth in future periods. Furthermore, in applying the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109") to the Company, particularly considering the Company's history of net losses, the Company was unable to support a conclusion that it is more likely than not that its deferred tax assets will be realized for purposes of SFAS 109. As a result, the Company has provided a full valuation allowance against its net deferred tax assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 of Notes to Consolidated Financial Statements of the Company.

RISKS RELATED TO GROWTH

     The Company's strategy is to grow aggressively, both internally and through acquisitions. This strategy is likely to place significant demands on the Company's financial, operational and management resources, and to expose the Company to a variety of risks, including the risk that the Company will be unable to retain the personnel or obtain the financial and other resources necessary to pursue and manage such growth. The Company's growth has resulted in an increase in the level of responsibility for the Company's key personnel. Expenses arising from the Company's efforts to complete acquisitions, develop new products or increase its existing market penetration could have an adverse impact on the Company's business, results of operations and financial condition. Furthermore, there can be no assurance that the Company will be able to identify, acquire or integrate acquisition candidates successfully or to manage profitably any additional products and services resulting from such acquisitions. Acquired businesses, products and services may not contribute to the Company's overall strategy or produce returns that justify the related investment or implementation by the Company. In addition, the Company's growth may involve the acquisition of companies or the development of products or services in areas in which the Company does not currently operate. Such acquisition or development may require the Company's management to develop expertise in new areas and to attract a new customer base, and could have a material adverse effect on the Company's business, results of operations or financial condition. There can be no assurance that the Company will be able to implement its growth strategy successfully or, if successful in consummating acquisitions, that it will be able to manage its expanded operations effectively and profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategy" and "Management."

RISKS OF INTEGRATION OF ACQUIRED OPERATIONS

     The process of integrating management services, administrative organizations, facilities, management information systems and other operational aspects of acquired businesses, products or services can be time consuming and costly, and may distract management from day-to-day operations. The difficulties of integration may be increased by challenges in coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. If Medirisk is to realize the anticipated benefits of past and future acquisitions, the operations of the acquired entities must be combined and integrated successfully. There can be no assurance that the Company's integration processes will be successful or that the anticipated benefits of any past or future acquisitions will be realized. Furthermore, there can be no assurance that there will not be substantial unanticipated costs or liabilities, or other material adverse effects associated with past or future acquisitions and integration activities conducted by the Company. See "Manage-ment's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Acquisitions."

DEPENDENCE ON DATA SOURCES AND AMA LICENSES

     The Company incorporates the Physicians' Current Procedural Terminology ("CPT") codes of the American Medical Association (the "AMA") into certain of its market performance products under a non-exclusive five-year license with the AMA that expires in February 2000. The CPT code system is considered to be the current industry standard for identifying physician procedures, and the loss or non-renewal of the AMA CPT code license would have a material adverse effect on the Company's business, results of operations or financial condition. The Company also supplements its physician credentials product line with information from the AMA under a separate exclusive three-year license agreement with the AMA that expires in December 1998. The Company is engaged in discussions with respect to the extension of this agreement, but no assurances can be given that any such extension will be obtained. Pursuant to this license, the Company obtains information concerning practicing physicians who may be seeking positions, which information would be difficult and expensive to obtain from alternative sources. In addition, the Company relies in large part on data from outside payor, provider and other sources to develop its proprietary products, including acquired data and data received from customers under the Company's data collection program. In general, the Company's data sources are not subject to exclusive agreements with the Company; therefore, data included in the Company's data products may also be included in data products of the Company's competitors. There can be no assurance that the Company's sources will continue to provide data in the future. If any of the Company's sources of data becomes unavailable, there can be no assurance that alternative sources of data would be available or that the Company could purchase such data in a cost-efficient manner.

DEPENDENCE ON INTELLECTUAL PROPERTY RIGHTS

     The Company does not own any patents or federally-registered copyrights relating to its databases or software applications. The Company relies largely on copyright law, its license agreements with customers and its own security systems, confidentiality procedures and employee non-disclosure agreements to maintain the confidentiality and trade secrecy of its proprietary procedures and resources. Policing unauthorized use and piracy of the Company's products is difficult. The Company is aware that from time to time there have been limited breaches of the confidentiality provisions of customers' agreements with the Company, and there can be no assurance that the precautions taken by the Company will be adequate to prevent further breaches or misappropriation of the Company's proprietary information. In addition, the Company cannot prevent the independent development or implementation of functionally equivalent or superior systems, products or methodologies. The misappropriation of the Company's information or independent development of similar products may have a material adverse effect on the Company's competitive position. Furthermore, there can be no assurance that third parties will not assert infringement claims against the Company or that a license or similar agreement will be available on reasonable terms in the event of an unfavorable ruling on any such claim.

RISK RELATED TO INTANGIBLE ASSETS; ACQUISITION OF IN-PROCESS RESEARCH AND DEVELOPMENT

     Largely as a result of the Company's various acquisitions, Medirisk had recorded approximately $15.2 million in intangible assets net of accumulated amortization as of March 31, 1998. Such intangible assets are being amortized over periods of five to 15 years. The Company expects the amount allocable to intangible assets on its balance sheet to increase in connection with future acquisitions and in connection with future contingent consideration payments for acquisitions that have been consummated, resulting in increases in the Company's amortization expense. In the event of any sale or liquidation of the Company or a portion of its assets, there can be no assurance that the value of the Company's intangible assets will be realized. In addition, the Company regularly evaluates whether events and circumstances have occurred indicating that any portion of the remaining balance of amounts allocable to the Company's intangible assets may not be recoverable. If factors indicate that the carrying value of the Company's intangible assets has been impaired, the Company would be required to reduce the carrying value of such assets. Any future determination requiring the write-off of a significant portion of the unamortized intangible assets could have a material adverse effect on the Company's business, results of operations or financial condition. See Notes 1 and 2 of Notes to Consolidated Financial Statements of the Company.

     In connection with many of its acquisitions, the Company has recorded non-recurring charges related to in-process research and development costs. The amount of each of these non-recurring charges is equal to the estimated current fair value of specifically identified technologies for which technological feasibility has not yet been established pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed" and for which future alternative uses did not exist at the time of acquisition. The Company recorded approximately $4.4 million of these charges in 1997 and $5.3 million in the quarter ended March 31, 1998. Similar charges could result in the future as a result of additional acquisitions accounted for as purchases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY AND CONSOLIDATION IN THE HEALTH CARE INDUSTRY

     The health care industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operation of health care providers, payors and other industry participants. The Company's products and services are designed to function within the current structure of the U.S. health care system; therefore, the commercial value of the Company's products could be adversely affected if there were material changes in the current U.S. health care system. Many federal and state legislators have announced that they intend to propose programs to reform the U.S. health care system at both the federal and state levels. These programs may contain proposals to increase governmental involvement in health care, lower reimbursement rates and otherwise change health care delivery and payment systems. Participants in the health care market may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including investments in the Company's products and services. In addition, in response to this changing environment, many market participants are consolidating to create larger health care delivery organizations. This consolidation reduces the number of potential customers for the Company and may increase the bargaining power of these organizations, which could lead to reduced prices for Medirisk's products and services. The impact of these developments on the health care industry is difficult to predict and could have a material adverse effect on the Company's business, results of operations or financial condition.

RISKS OF RAPID TECHNOLOGICAL CHANGE

     The health care information market is characterized by rapid technological change, changing customer needs and evolving industry standards. The Company believes that as the market for its current products matures, its future success will depend on its ability to enhance its current products and to develop or acquire and introduce new products to keep pace with technological developments and emerging industry standards. In addition, the introduction of competing products embodying new technologies and the emergence of new industry standards could render the Company's existing products non-competitive or obsolete. Accordingly, the Company anticipates that significant amounts of future revenue may be derived from products and product enhancements that do not exist today or have not been sold in sufficient quantities to measure accurately market acceptance. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development and introduction of product enhancements or new products, or that such enhancements or new products will adequately meet the requirements of the marketplace or achieve market acceptance. Any failure by the Company to develop and introduce product enhancements and new products in a timely and cost-efficient manner in response to changing market conditions or customer requirements could have a material adverse effect on the Company's business, results of operations or financial condition.

     The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") added provisions to the Social Security Act governing the electronic transmission of health information. HIPAA requires the Secretary of the United States Department of Health and Human Services (the "Secretary") to adopt national standards for health information transactions and the data elements used in such transactions. These standards will apply to health plans, health care claims clearinghouses, and health care providers who transmit any health information in electronic form in connection with the specified transactions. In addition, the Secretary is required to adopt safeguards to ensure the integrity and confidentiality of health information. Violation of the standards is punishable by fines and, in the case of wrongful disclosure of individually identifiable health information, imprisonment. The Secretary was required by HIPAA to issue the standards not later than February 21, 1998. The Secretary has stated that part of the standards will be published in April 1998; however, no standards have been issued at this time. Further, HIPAA requires the Secretary to adopt standards addressing the privacy of individually identifiable health information by the year 2000, if Congress has not enacted privacy legislation governing these standards by August 1999. A number of states are also considering the adoption of rules to protect the privacy of patient records. Any of these requirements, if adopted, may substantially affect the means used by the Company to collect data. Such requirements, if adopted, could have a material adverse effect on the availability of data to the Company or on the Company's use of data. See "Business -- Products and Services."

NEED FOR ADDITIONAL FINANCING

     Implementation of the Company's growth strategy will require significant capital resources. Capital is needed for both internal growth and the acquisition and integration of new businesses, products and services. In addition, many of the Company's acquisition agreements provide for the payment of contingent consideration based on the performance of the acquired business. If such acquired businesses exceed the relevant performance goals, the Company will be required to make additional payments, which could be material. If the Company does not have sufficient cash resources or if the Common Stock is not attractive to target businesses, the Company's growth could be limited and its existing operations impaired, unless it is able to obtain additional capital through debt or equity financings. Any debt financings could result in the imposition on the Company of operational or financial restrictions. Any equity financings could result in dilution to holders of Common Stock. There can be no assurance that the Company will be able to obtain financing in the future or that, if available, such financing will be on terms acceptable to the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION

     The health care information market is intensely competitive and rapidly changing. The Company believes that the principal competitive factors in its target markets include the breadth and quality of database and applications offerings, access to proprietary data, the proprietary nature of methodologies and technical resources, price, and the effectiveness of marketing and sales efforts. In each of its target markets, the Company competes with various competitors, which vary in size, scope and breadth of product and service offerings. In addition, other information companies not presently offering health care information services competitive with the Company's products and services may enter the markets in which the Company competes. Many of the Company's competitors have, and many of its potential competitors may have, significantly greater financial, technical, product development and marketing resources than the Company. The Company also competes with the internal information resources and systems of certain of its prospective and existing customers. There can be no assurance that competitive pressures will not have a material adverse effect on the Company's business, results of operations or financial condition. See "Business -- Competition."

RISKS OF CUSTOMER CONCENTRATION

     The Company derives a substantial portion of its revenue from clinical performance products provided to HEALTHSOUTH Corporation ("HEALTHSOUTH") under a three-year contract, the current term of which expires in December 2000. HEALTHSOUTH accounted for approximately 16% of the Company's revenues for fiscal 1997 (13% of revenues on a pro forma basis giving effect to the acquisitions of CIVS, CareData and Healthdemographics as if such transactions had occurred on January 1, 1997). HEALTHSOUTH accounted for approximately 14% of the Company's revenues for the three months ended March 31, 1998. The loss of, or a significant decrease in, business from HEALTHSOUTH could have a material adverse effect on the Company's business, results of operations and financial condition. See Note 9 of Notes to Consolidated Financial Statements of the Company.

POTENTIAL FOR SYSTEM DEFECTS

     The information products offered by the Company may contain undetected errors or failures. Any such errors or failures could result in a loss of, or delay in, market acceptance of the product and in claims against the Company. The Company also depends on the accuracy of the data received from its data sources. If a statistically significant number of medical records, transactions or physician profiles were found to have been altered or incorrectly entered, or otherwise contain flawed data, there could be a loss of, or delay in, market acceptance of the product and possible claims against the Company. Any of the foregoing results could have a material adverse effect on the Company's business, results of operations or financial condition.

DEPENDENCE ON KEY PERSONNEL

     The Company depends on the services of Mark A. Kaiser, its Chairman of the Board, Chief Executive Officer and President, Kenneth M. Goins, Jr., its Executive Vice President and Chief Financial Officer, and on certain other officers and key personnel. The Company's growth and success will depend in large part on its ability to attract, motivate and retain qualified management, technical, sales and marketing personnel. Competition for such personnel is intense. The loss of the services of one or more of the Company's key personnel or the inability to attract and retain qualified personnel could have a material adverse effect on the Company. See "Management."

VARIABLE QUARTERLY OPERATING RESULTS; SEASONALITY

     The Company's quarterly revenue and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. Quarterly results may fluctuate as a result of a variety of factors including, but not limited to, the Company's sales cycle; demand for the Company's products; the timing of significant new customer contracts; the non-renewal of significant customer contracts; the timing of acquisitions; competitive conditions in the industry; changes in customer budgets; and general economic factors. Furthermore, the Company has experienced a seasonal pattern in its operating results, with a greater proportion of the Company's revenue and more favorable operating margins occurring in the second half of the year. Accordingly, results of operations for any particular quarter may not be indicative of results of operations for future periods. Additionally, a significant portion of the Company's expenses are relatively fixed, and the amount and timing of increases in such expenses are based in large part on the Company's expectations concerning future revenue. If revenue is below expectations in any given quarter, the adverse effect may be magnified by the Company's inability to adjust spending quickly enough to compensate for the revenue shortfall. Accordingly, even a small variation from expected revenue could have a material adverse effect on the Company's operating results and financial condition for a given quarter. Fluctuations in the Company's revenue and operating results could have a material adverse effect on the market price for the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock has been, and could in the future be, subject to fluctuations in response to a variety of events, including quarter-to-quarter variations in operating results, news announcements, trading volume, general market trends, new statutes, regulations or changes in the interpretation of existing statutes affecting the health care industry, and other factors. Additionally, the stock market recently has experienced substantial price and volume volatility. As a result, market prices for the stock of many companies have experienced wide fluctuations, which have not necessarily been related to their operating performance. These broad market fluctuations could have a material adverse effect on the market price of the Common Stock.

POTENTIAL ADVERSE EFFECTS OF SUBSTANTIAL NUMBER OF SHARES ELIGIBLE FOR FUTURE
SALE

     Future sales by holders of substantial amounts of Common Stock could adversely affect the prevailing market price of the Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements under which certain stockholders of the Company holding in the aggregate 889,267 shares of Common Stock upon consummation of the Offering (plus up to 247,922 shares of Common Stock issuable upon the exercise of currently exercisable stock options and warrants), including each of the Company's executive officers, directors, the Selling Stockholders and certain other stockholders, have agreed, subject to certain limited exceptions, that they will not directly or indirectly, offer, pledge, sell, offer to sell, contract to sell or grant any option to purchase or otherwise sell or dispose (or announce any offer, pledge, offer of sale, contract of sale, grant of any option or other sale or disposition) of any shares of Common Stock or other capital stock or securities exchangeable or exercisable for, or convertible into, shares of Common Stock or other capital stock for a period of 120 days after the date of this prospectus (the "Lock-Up Period"), without the prior written consent of SunTrust Equitable Securities. Based on the number of shares of Common Stock outstanding on May 1, 1998, after completion of the Offering, the Company will have 7,011,557 shares of Common Stock outstanding. Of these shares, in addition to the 2,500,000 shares offered hereby plus any additional shares sold upon exercise of the Underwriters' over-allotment option, 3,271,435 shares of Common Stock held by existing stockholders (plus up to 485,541 shares of Common Stock issuable upon the exercise of currently exercisable options and warrants) will be eligible for immediate sale without restriction. In addition, at various times during the Lock-up Period, subject to the volume restrictions imposed by Rule 144, an additional 143,682 shares of Common Stock will become eligible for sale without restriction. At the end of the Lock-Up Period, subject to the volume limitations imposed by Rule 144 ("Rule 144") under the Securities Act, an additional 779,535 shares of Common Stock (plus up to 150,482 shares of Common Stock issuable upon the exercise of currently exercisable options and warrants) will be eligible for immediate sale without restriction. The remaining 316,905 shares of Common Stock held by existing stockholders (plus up to 97,440 shares of Common Stock issuable upon the exercise of currently exercisable options and warrants) will become eligible for sale at various times pursuant to Rule 144. See "Management" and "Principal and Selling Stockholders."

YEAR 2000 COMPLIANCE


     Both the Company's internal operations and products use a significant number of computer software programs and operating systems. Given the information known at this time about the Company's systems and products, coupled with the Company's ongoing efforts to upgrade or maintain systems and products, as necessary, the Company does not anticipate that the year 2000 issue or related costs will have a material adverse effect on the Company's business, results of operations or financial condition. However, the Company is still analyzing its databases and software applications and those utilized by key suppliers of data and key customers, and to the extent they are not fully year 2000 compliant, there can be no assurance that the costs necessary to update databases or software or potential systems interruptions, interruptions in the supply of data or interruptions in demand for the Company's products would not have a material adverse effect on the Company's business, results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."


ADVERSE IMPACT OF ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could have the effect of delaying, deterring or preventing a change of control involving the Company. Specifically, the Company's Certificate of Incorporation, as amended, provides for the issuance of up to 995,000 shares of preferred stock with such rights and preferences as may be determined by the Board of Directors. Such shares may be issued without further stockholder approval in circumstances that could have the effect of preventing or delaying a change of control. The Company's Board of Directors is classified into three classes, with each class of directors having a staggered three year term. The Company's Bylaws prohibit action by the stockholders through written consent and restrict the ability of stockholders to call stockholder meetings and propose action at meetings. Finally, Section 203 of the Delaware General Corporation Law restricts transactions between the Company and any "interested stockholders" (as defined). These provisions could reduce or eliminate any takeover premium in the market price for the Common Stock or otherwise limit the price certain investors might be willing to pay for the Common Stock.

RISKS ASSOCIATED WITH UNSPECIFIED USE OF PROCEEDS


     Approximately $43.4 million, or 86.3% ($48.6 million, or 87.6%, if the Underwriters' over-allotment option is exercised in full) of the net proceeds of the Offering will be available to the Company for general corporate purposes, including potential future acquisitions of complementary businesses, the payment of contingent consideration with respect to acquisitions and the development of additional products and services. The Company's management, subject to approval by the Board of Directors, will have absolute discretion with respect to the use of such proceeds of the Offering. See "Use of Proceeds."

NO DIVIDENDS



     It is the policy of the Company's Board of Directors to retain earnings, if any, to finance the continued growth of the Company rather than to pay dividends. The Company's existing credit facility contains restrictions on the Company's payment of dividends. The Company has not paid any cash dividends on its Common Stock since 1991. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,250,000 shares of Common Stock offered by the Company, at an assumed public offering price of $24.00 per share, are estimated to be approximately $50.3 million after deducting estimated underwriting discounts and offering expenses payable by the Company (or approximately $55.5 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use a portion of the net proceeds from the Offering to repay in full amounts outstanding under its revolving credit facility with NationsBank, N.A. (the "NationsBank Revolver"). At May 5, 1998, $6.9 million was outstanding under the NationsBank Revolver, and at March 31, 1998, $2.4 million was outstanding under the NationsBank Revolver.


     The Company anticipates that the remaining net proceeds will be used principally for general corporate purposes, including potential future acquisitions of complementary businesses or products in the health care information industry, the payment of contingent consideration with respect to acquisitions and for the development of additional products and services. Although the Company continually seeks suitable acquisition candidates with complementary businesses, products and services in the health care information industry, it is not currently a party to any definitive agreement or letter of intent regarding any acquisition. The Company is, however, regularly engaged in discussions with a number of potential acquisition targets, which could result in acquisition agreements for one or more of such potential targets in the near future. As a result of these factors, the Company cannot precisely determine the timing or relative size of any potential acquisition. Management will have complete discretion as to the use of the remaining net proceeds of the Offering. Pending the application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing, investment-grade securities.


     Amounts outstanding under the NationsBank Revolver were incurred in March 1998 to fund the cash portion of the purchase price of Healthdemographics and in April 1998 to fund the payment of contingent consideration in connection with the acquisition of CareData and to fund the Company's working capital needs. The NationsBank Revolver is a $10.0 million revolving credit facility available to the Company under a Credit Agreement. The NationsBank Revolver bears interest at varying rates based on LIBOR and NationsBank's prime rate and will mature on March 28, 1999. Current borrowings under the NationsBank Revolver bear interest at the rate of 8.5%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 4 of Notes to Consolidated Financial Statements of the Company.

     In connection with the Offering, a Selling Stockholder is exercising warrants to purchase 97,440 shares of Common Stock for an aggregate exercise price of approximately $150,000. Except for such exercise price, the Company will not receive any proceeds in connection with the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

     It is the policy of the Company's Board of Directors to retain earnings to support operations and to finance the continued growth of the Company. Payments of future dividends, if any, will be at the discretion of the Company's Board of Directors. The NationsBank Revolver contains restrictions on the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 4 of Notes to Consolidated Financial Statements of the Company.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1998, (i) the capitalization of the Company; and (ii) the capitalization of the Company as adjusted to give effect to the sale of the 2,250,000 shares of Common Stock offered by the Company at an assumed public offering price of $24.00 per share, the application of the net proceeds by the Company as described in "Use of Proceeds," and the exercise by a Selling Stockholder of outstanding warrants to purchase an aggregate of 97,440 shares of Common Stock at a price of $1.54 per share immediately prior to the consummation of the Offering. This table should be read in conjunction with the more detailed information and consolidated financial statements and accompanying notes appearing elsewhere in this Prospectus.

                                                                  MARCH 31, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Short-term debt.............................................  $  2,499    $    152
                                                              ========    ========
Long-term debt and capital lease obligations, excluding
  current portion...........................................  $     41    $     41
                                                              --------    --------
Redeemable Preferred Stock, Series 1998A, $0.001 par value,
  5,000 shares authorized; no shares issued and
  outstanding...............................................        --          --
Stockholders' equity:
  Preferred Stock, $0.001 par value, 995,000 shares
     authorized; no shares issued and outstanding...........        --          --
  Common Stock, $0.001 par value, 20,000,000 shares
     authorized; 4,664,117 shares issued and outstanding
     actual; and 7,011,557 shares issued and outstanding as
     adjusted...............................................         5           7
  Additional paid-in capital................................    31,663      82,133
  Accumulated deficit.......................................   (17,005)    (17,005)
                                                              --------    --------
     Total stockholders' equity.............................    14,663    $ 65,135
                                                              --------    --------
     Total capitalization...................................  $ 14,704    $ 65,176
                                                              ========    ========

                                    DILUTION

     The net tangible book value (deficit) of the Company as of March 31, 1998 was approximately $(498,000) or $(0.11) per share. Net tangible book value (deficit) is determined by dividing net tangible book value (total tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding. Without taking into account any changes in the net tangible book value after March 31, 1998, other than to give effect to the sale by the Company of the 2,250,000 shares of Common Stock at an assumed public offering price of $24.00 and the application of the net proceeds to the Company and the exercise by a Selling Stockholder of outstanding warrants to purchase an aggregate of 97,440 shares of Common Stock at a price of $1.54 per share immediately prior to the consummation of the Offering, the adjusted net tangible book value of the Company as of March 31, 1998, would have been approximately $50.0 million, or $7.13 per share. This represents immediate dilution in net tangible book value of $16.87 per share to new investors purchasing shares in the Offering and an immediate increase in net tangible book value of $7.24 per share to existing stockholders. This table should be read in conjunction with the more detailed information and consolidated financial statements and accompanying notes appearing elsewhere in this Prospectus. The following table illustrates this per share dilution.

Assumed public offering price per share.....................             $  24.00
  Net tangible book value (deficit) per share as of March
     31, 1998...............................................  $  (0.11)
  Increase per share attributable to new investors..........      7.24
                                                              --------
Net tangible book value per share after the Offering........                 7.13
                                                                         --------
Dilution per share to new investors.........................             $  16.87
                                                                         ========

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected consolidated financial data presented below as of and for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from the audited consolidated financial statements of the Company and its subsidiaries. The consolidated financial statements and related notes as of December 31, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997, together with the related report of KPMG Peat Marwick LLP, independent certified public accountants, are included elsewhere in this Prospectus. The selected consolidated financial data presented below as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 have been derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information included herein. Operating results for the three months ended March 31, 1998 are not necessarily indicative of results to be obtained for the full year. As a result of the 1997 Acquisitions and the acquisition of Healthdemographics, the Company's historical financial statements are not representative of financial results to be expected for future periods. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and Notes; the Unaudited Consolidated Condensed Financial Statements of the Company and Notes and the Unaudited Pro Forma Financial Data appearing elsewhere in this Prospectus.

                                                                                                        THREE MONTHS
                                                                                                           ENDED
                                                                 YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                       --------------------------------------------   ----------------
                                                        1993     1994     1995     1996      1997      1997     1998
                                                       ------   ------   ------   -------   -------   ------   -------
STATEMENTS OF OPERATIONS DATA:
Revenue.............................................   $2,447   $2,894   $3,655   $ 8,904   $16,749   $2,650   $ 5,176
Salaries, wages and benefits........................    1,675    1,893    2,578     6,093     7,910    1,762     2,574
Other operating expenses............................      507      731      956     2,314     4,374      646     1,522
Depreciation and amortization.......................       75      143      193       787     1,304      201       427
Acquired in-process research and development costs
  and integration costs(1)..........................       --       --       --     6,180     4,575       --     5,315
                                                       ------   ------   ------   -------   -------   ------   -------
Operating income (loss).............................      190      127      (72)   (6,470)   (1,414)      41    (4,662)
Interest income (expense), net......................      (41)     (54)     (66)     (703)      345       41        36
Other income (expense)..............................       18       --       --       (57)       --       --        --
Provision for income taxes..........................       --       --       --        --      (707)      --        --
                                                       ------   ------   ------   -------   -------   ------   -------
Income (loss) before extraordinary item.............      167       73     (138)   (7,230)   (1,776)      82    (4,626)
Extraordinary item -- loss on early extinguishment
  of debt(2)........................................       --       --       --        --      (806)    (806)       --
                                                       ------   ------   ------   -------   -------   ------   -------
Net income (loss)...................................   $  167   $   73     (138)   (7,230)   (2,582)    (724)   (4,626)
                                                       ======   ======
Accretion of discount on Series A convertible
  preferred stock...................................                        (92)       --        --       --        --
Convertible preferred stock dividend requirement....                       (202)     (202)      (25)     (25)       --
                                                                         ------   -------   -------   ------   -------
Net loss attributable to common stock...............                     $ (432)  $(7,432)  $(2,607)  $ (749)  $(4,626)
                                                                         ======   =======   =======   ======   =======
Loss per common share -- basic and diluted(3):
  Income (loss) per share before extraordinary
    item............................................                     $(0.30)  $ (4.84)  $ (0.46)  $ 0.02   $ (1.03)
  Loss per share -- extraordinary item..............                         --        --     (0.21)   (0.25)       --
                                                                         ------   -------   -------   ------   -------
        Net loss per share of common stock..........                     $(0.30)  $ (4.84)  $ (0.67)  $(0.23)  $ (1.03)
                                                                         ======   =======   =======   ======   =======
Weighted average number of common shares used in
  calculating net loss per share of common
  stock -- basic and diluted(3).....................                      1,427     1,536     3,918    3,265     4,495

                                                                           DECEMBER 31,
                                                          -----------------------------------------------   MARCH 31,
                                                           1993      1994      1995      1996      1997       1998
                                                          -------   -------   -------   -------   -------   ---------
BALANCE SHEET DATA:
Working capital (deficit)..............................   $    33   $   321   $   197   $(2,495)  $ 4,181    $(3,082)
Total assets...........................................     1,035     1,111     1,263     8,456    20,658     25,291
Long-term debt and capital lease obligations excluding
  current portion......................................       127       172       151     7,195       165         41
Redeemable preferred stock.............................     1,838     2,210     2,302        --        --         --
Stockholders' equity (deficit).........................    (1,714)   (1,928)   (2,333)   (4,823)   16,184     14,663

---------------

(1) In connection with the 1997 Acquisitions, the Company recorded non-recurring charges related to acquired in-process research and development and integration costs in 1997. Excluding these charges and the extraordinary item, operating income, net income, and net income per share of common stock -- diluted for the year ended December 31, 1997 would have been $3.2 million, $2.1 million and $0.45 respectively. In the first quarter of 1998, the Company recorded non-recurring charges related to acquired in-process research and development costs in connection with the acquisition of Healthdemographics, as well as integration costs associated with the 1997 Acquisitions. Excluding these charges, operating income, net income and net income per share of common stock -- diluted for the three months ended March 31, 1998 would have been $653,000, $419,000 and $0.08, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," Note 2 of Notes to Consolidated Financial Statements of the Company and the Unaudited Consolidated Condensed Financial Statements of the Company.

(2) As a result of the application of a portion of the net proceeds of the Company's initial public offering to repay indebtedness, the Company incurred a one-time, non-recurring, non-cash charge of approximately $806,000 with respect to accelerated amortization of original issue discount on certain senior subordinated notes and related deferred financing costs. Due to the Company's losses, no income tax benefit was applied to the extraordinary loss presented. See Note 5 of Notes to Consolidated Financial Statements of the Company.

(3) Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements of the Company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the more detailed information and consolidated financial statements and accompanying notes, as well as the other financial information appearing elsewhere in this Prospectus. Except for historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus.

OVERVIEW

     Medirisk is a provider of proprietary database products, decision-support software and analytical services to the health care industry. The Company's products and services enable its customers to make objective comparisons of the financial costs and clinical outcomes of physician services to customer-specific and industry benchmarks, assess member satisfaction with specific managed care plans, and obtain information concerning the background and credentials of physicians. These capabilities assist health care industry participants in measuring the performance of health care payors and providers and forecasting the supply of and demand for health care services.

     Applications of Medirisk's products include pricing managed care contracts, evaluating physician fee schedules and utilization of physician services, comparing provider outcomes and health plan performance, credentialing and recruiting physicians, developing health care delivery networks, and marketing health care services. The Company actively sells its products to over 1,000 major customers, including leading health plans, insurers, hospitals, large multi-specialty physician groups, physician practice management companies, employers, equipment suppliers and pharmaceutical companies, as well as several hundred smaller customers, including single-specialty physician groups. Medirisk believes that it is the leading provider of clinical and financial database products comprised of physician-oriented content and managed care member satisfaction information in the United States.

ACQUISITIONS

     Following the completion of its initial public offering in January 1997, Medirisk significantly expanded its operations by acquiring five companies. The acquisition of businesses with complementary products and services has broadened the Company's customer base, created additional cross-selling opportunities, increased market share within existing products and resulted in new product extensions and enhancements. The following summarizes these recent transactions.

     - In May 1997, Medirisk acquired substantially all of the assets of Staff-Link of St. Louis, Missouri, a provider of a physician database and related software utilities designed to assist health care organizations with their in-house recruiting efforts. Staff-Link's customer base increased the market share of the Company's physician credentials products.

     - In June 1997, Medirisk acquired CIVS of Rockville, Maryland, a leading national provider of physician credentialing services and information products to health care organizations. The acquisition of CIVS added new customers to the Company's physician credentials product line and broadened the range of products and outsourced services offered by the Company.

     - In August 1997, Medirisk acquired CareData of New York, New York, which creates reports analyzing consumer satisfaction with more than 150 aspects of managed health care plans and ranks specific health plans accordingly. CareData's products are used by managed care plans to assess their competitive position and quality of care, by employers to evaluate health plans and by pharmaceutical companies to target potential markets for their products.

     - In November 1997, Medirisk acquired Medsource of St. Paul, Minnesota, which licenses databases of physician information for use in recruiting physicians and developing health care networks. The acquisition strengthened the Company's physician credentials product line and extended the application of these products to the administrative and the marketing functions of health care organizations.

     - In March 1998, Medirisk acquired Healthdemographics of San Diego, California, which provides databases and decision-support applications to forecast the supply of and demand for health care services. Health care delivery organizations, insurers, equipment suppliers, consultants and other health care industry participants use the proprietary demographic and market segmentation information and software provided by Healthdemographics to make more informed business decisions regarding strategic planning and market planning and analysis. The acquisition of Healthdemographics resulted in an expansion of the Company's market performance products and customer base.

     In connection with these acquisitions, the Company acquired intangible assets which are being amortized over various useful lives. The amortization periods are based on, among other things, the nature of the products and markets, the competitive position of the acquired companies and the adaptability to changing market conditions of the acquired companies.

     Also in connection with the 1997 Acquisitions and the acquisition of Healthdemographics, the Company recorded non-recurring charges related to in-process research and development costs of $3.1 million for CIVS, $975,000 for CareData, $300,000 for Medsource and $5.3 million for Healthdemographics. The amount of each of these non-recurring charges was equal to the estimated current fair value, based on the adjusted cash flows (discounted by a risk-adjusted weighted average cost of capital of 24% for CIVS and CareData, 28% for Healthdemographics and 29% for Medsource), of specifically identified technologies for which technological feasibility had not yet been established pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" and for which future alternative uses did not exist. Similar charges could result in the future as a result of additional acquisitions accounted for as purchases. The Company incurred approximately $200,000 of integration costs during 1997, and approximately $65,000 of such costs during the first quarter of 1998, for the 1997 Acquisitions. The Company estimates that it will incur integration costs of approximately $400,000 in 1998 in connection with the acquisition of Healthdemographics.

     As a result of the 1997 Acquisitions and the acquisition of Healthdemographics, the Company's historical financial statements are not representative of financial results to be expected for future periods. See Note 2 of Notes to Consolidated Financial Statements of the Company.

SOURCES OF REVENUE

     The Company provides services and licenses its products primarily pursuant to single- and multi-year contracts that provide for the payment of non-refundable annual fees, often in advance of use or shipment, or of quarterly fees that are generally billed in advance of service delivery. The products are segregated into three types: market performance, clinical performance and physician credentials products. The market performance products provide customers with information from the Company's market performance product databases. Revenue on these sales is recognized upon the delivery of the data. The Company also licenses the exclusive right to market the results of its managed care consumer satisfaction surveys. Revenue from the licenses of disease-specific customized surveys to the pharmaceutical industry is recognized as the related costs of producing the survey are incurred, and revenue from non-customized data licensing is recognized upon delivery. The clinical performance products revenues relate to the delivery of services and are recognized over the contract terms as the services are provided. The physician credentials products consist of (i) data and services provided to customers over time, for which revenue is recognized ratably over the life of the contract, and
(ii) credentials reports that validate physicians' education, training and other matters, for which revenue is recognized upon delivery of the completed reports. Customer service revenues are recognized ratably over the service contract period. All other revenue, including fees for training, consulting and other miscellaneous services, is recognized upon the performance of the applicable services.

     The Company's three groups of products contribute varying percentages of the Company's total revenue from quarter to quarter based on a variety of factors, including, without limitation, the timing and size of acquisitions and the differences in seasonality among the groups of products. Of its total revenue for the year ended December 31, 1997, the Company derived approximately 37% from market performance products, approximately 20% from clinical performance products and approximately 43% from physician credentials products. Of its total revenue for the quarter ended March 31, 1998, the Company derived approximately 47% from market performance products, approximately 14% from clinical performance products and approximately 39% from physician credentials products.

     The Company's revenue is composed of both recurring revenue from the Company's current customer base as well as revenue from new customers. The Company defines its recurring revenue percentage with respect to any particular period as the quotient, expressed as a percentage, of (i) revenue recognized during such period from a sale of a product to a customer who purchased a similar product in the prior period divided by (ii) the Company's total revenue in the prior period. In determining its recurring revenue percentage, the Company includes in its revenue the revenue of entities acquired during the period as if such acquisitions had occurred at the beginning of the prior period. The Company does not include revenue in its recurring revenue percentage to the extent that such revenue exceeds total revenue in the prior period. The Company's recurring revenue percentage has been in excess of 70% for each of the last four years and for the first quarter of 1998.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of revenue represented by the respective items.

                                                                                      THREE MONTHS
                                                                                          ENDED
                                                         YEAR ENDED DECEMBER 31,        MARCH 31,
                                                        -------------------------     -------------
                                                        1995      1996      1997      1997     1998
                                                        -----     -----     -----     ----     ----
STATEMENTS OF OPERATIONS:
Revenue...............................................   100%      100%      100%     100%     100%
Salaries, wages and benefits..........................    71        69        47       66       50
Other operating expenses..............................    26        26        26       24       29
Depreciation and amortization.........................     5         9         8        8        8
Acquired in-process research and development costs and
  integration costs...................................    --        69        27       --      103
                                                         ---       ---       ---      ---      ---
Operating loss........................................    (2)      (73)       (8)       2      (90)
Interest income (expense), net........................    (2)       (8)        2        1        1
Other expense.........................................    --        --        --       --       --
Provision for income taxes............................    --        --        (4)      --       --
Extraordinary item -- loss on early extinguishment of
  debt................................................    --        --        (5)     (30)      --
                                                         ---       ---       ---      ---      ---
Net loss..............................................    (4)%     (81)%     (15)%    (27)%    (89)%
                                                         ===       ===       ===      ===      ===

  QUARTER ENDED MARCH 31, 1998 COMPARED TO QUARTER ENDED MARCH 31, 1997


     Revenue. Revenue for the three months ended March 31, 1998 was $5.2 million, an increase of $2.5 million or 95% over the same period in the prior year. The increase was primarily attributable to internal growth and to the 1997 Acquisitions and the acquisition of Healthdemographics. Revenue associated with the 1997 Acquisitions and the acquisition of Healthdemographics represented $1.1 million or 47% of the total increase. The Company's revenue without the impact of these acquisitions increased 53% for the first quarter of 1998 over the first quarter of 1997 as a result of a combination of factors including increases in license revenue from new customers, the impact of the Company's initial cross-selling efforts, and the effect of the Company's base of recurring revenue.


     Salaries, wages and benefits. Salaries, wages and benefits for the three months ended March 31, 1998 were $2.6 million, an increase of $812,000 or 46% over the same period in the prior year. The increase was primarily the result of the 1997 Acquisitions and incremental expenses associated with internal growth. Salaries, wages and benefits as a percentage of revenue decreased to 50% from 66% in the same period in the prior year. This decrease resulted primarily from leveraging personnel investments made during 1997 as revenue increased through internal growth and acquisitions.

     Other operating expenses. Other operating expenses for the three months ended March 31, 1998 were $1.5 million, an increase of $876,000 or 136% over the same period in the prior year. This increase is primarily related to costs associated with the 1997 Acquisitions. Other operating expenses increased as a percentage of revenue to 29% as compared to 24% in the same period in the prior year primarily as a result of differences in expense structures of the companies acquired in the 1997 Acquisitions compared to the Company.

     Depreciation and amortization. Depreciation and amortization expenses for the three months ended March 31, 1998 were $427,000, an increase of $226,000 or 112% over the same period in the prior year. The increase was primarily the result of the amortization of intangible assets acquired in the 1997 Acquisitions. Depreciation and amortization as a percentage of revenue remained constant at 8% of revenue in both periods.

     Acquired in-process research and development costs and integration costs. Acquired in-process research and development costs for the three months ended March 31, 1998 were $5.3 million as compared to $0 in the same period in the prior year. In connection with the acquisition of Healthdemographics in 1998, the Company acquired Healthdemographics' ongoing research and development activities. At the effective date of the acquisition, the Company recorded a non-recurring charge resulting from expensing the acquired in-process research and development costs. Integration costs for the three months ended March 31, 1998 were $65,000 as compared to $0 in the same period in the prior year. These integration charges were associated with the 1997 Acquisitions.

     Interest income (expense), net. Net interest income for the three months ended March 31, 1998 was $36,000, compared to $41,000 for the same period in the prior year.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996


     Revenue. Revenue in 1997 was $16.7 million, an increase of $7.8 million or 88% over 1996. The increase was primarily attributable to the acquisitions of CIVS and CareData, effective in June 1997 and August 1997, respectively. Revenue recognized by CIVS, CareData and the other 1997 Acquisitions represented approximately $4.7 million, or 60% of the total increase. The Company's revenue without the impact of the revenue from the 1997 Acquisitions increased 35% for 1997 over 1996 as a result of a combination of factors, including significant increases in the volume of patient discharges with the Company's largest customer, HealthSouth, the revenue of PracticeMatch, which was acquired in March 1996, whose revenues were not included in the Company's revenues for the entire year in 1996, and increases in the volume of products licensed attributable to an increase in the Company's sales and marketing personnel. The volume increase was principally attributable to licenses to new and existing customers for existing products and product extensions.


     Salaries, wages and benefits. Salaries, wages and benefits in 1997 were $7.9 million, an increase of $1.8 million or 30% over 1996. This increase was primarily the result of the acquisitions of CIVS and CareData and growth in the revenues of the Company's other business units. Salaries, wages and benefits decreased as a percentage of revenue during 1997 to 47% as compared to 69% in 1996. This decrease resulted primarily from leveraging the Company's existing administrative, sales and marketing personnel as revenue increased through both acquisitions and internal growth.

     Other operating expenses. Other operating expenses in 1997 were $4.4 million, an increase of $2.1 million or 89% over 1996, principally as a result of the acquisitions of CIVS and CareData. Other operating expenses remained generally consistent at approximately 26% of revenue in 1997 and 1996.

     Depreciation and amortization. Depreciation and amortization in 1997 was $1.3 million, an increase of $517,000 or 66% over 1996. This increase resulted primarily from the 1997 Acquisitions. As a percentage of revenue, depreciation and amortization for 1997 and 1996 was 8% and 9%, respectively.

     Acquired in-process research and development costs and integration costs. In connection with the 1997 Acquisitions, the Company acquired the ongoing research and development activities of each entity and incurred certain integration expenses. At the effective date of each acquisition the Company recorded non-recurring charges resulting from expensing acquired in-process research and development costs. In 1997, the acquired in-process research and development costs and integration costs totaled $4.6 million, or 27% of revenue.

     Interest income (expense), net. Net interest income in 1997 was $345,000, an increase of $1.0 million over 1996. The increase was a result of the extinguishment of debt with the proceeds of the Company's initial public offering and the interest income earned on the net proceeds of that offering.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenue. Revenue in 1996 was $8.9 million, an increase of $5.2 million or 144% over 1995. The increase was primarily attributable to the acquisitions of Formations in Health Care, Inc. ("Formations") and PracticeMatch, Inc. ("PracticeMatch") effective in January and March 1996, respectively. Revenue recognized by these acquired companies represented approximately $4.9 million, or 93% of the total increase. The Company's revenue without the impact of the revenue from the acquired companies increased 9% for 1996 over 1995 as a result of a combination of factors, including increases in the volume of financial products licensed and revenue attributable to an increase in the Company's sales and marketing personnel. The volume increase was principally attributable to licenses to new and existing customers as a result of product enhancements and extensions.

     Salaries, wages and benefits. Salaries, wages and benefits in 1996 were $6.1 million, an increase of $3.5 million or 136% over 1995. This increase was primarily the result of the acquisitions of Formations and PracticeMatch and, to a lesser extent, growth in the Company's administrative, sales and marketing infrastructure. Salaries, wages and benefits decreased as a percentage of revenue in 1996 to 69% as compared to 71% in 1995. This decrease resulted primarily from leveraging the Company's administrative, sales and marketing personnel as revenue increased through both acquisitions and internal growth.

     Other operating expenses. Other operating expenses in 1996 were $2.3 million, an increase of $1.4 million or 142% over 1995, principally as a result of the acquisition of Formations and PracticeMatch. Other operating expenses remained constant at approximately 26% of revenue in 1996 and in 1995.

     Depreciation and amortization. Depreciation and amortization in 1996 was $787,000, an increase of $593,000 or 307% over 1995. This increase resulted from the acquisitions of Formations and PracticeMatch. As a percentage of revenue, depreciation and amortization for 1996 and 1995 was 9% and 5%, respectively.

     Acquired in-process research and development costs. In connection with the acquisition of Formations and PracticeMatch, the Company acquired the ongoing research and development activities of each entity. At the effective date of each acquisition the Company recorded non-recurring charges resulting from expensing acquired in-process research and development costs. These charges totaled $6.2 million, or 69% of revenue, in 1996.

     Interest income (expense), net. Net interest expense in 1996 was $703,000, an increase of $638,000 or 975% over 1995. The increase was a result of interest due on senior subordinated notes issued during 1996 to finance the acquisition of PracticeMatch as well as interest expense on the acquisition notes issued to the sellers of PracticeMatch.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth, for the fiscal periods indicated, certain items from the statements of operations of the Company. In the opinion of the Company's management this unaudited information has been prepared on the same basis as the audited information and includes all adjustments necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period:

                                                                                                                         1998
                                                1996 QUARTER ENDED                       1997 QUARTER ENDED             QUARTER
                                      --------------------------------------   --------------------------------------    ENDED
                                      MAR. 31   JUN. 30   SEPT. 30   DEC. 31   MAR. 31   JUN. 30   SEPT. 30   DEC. 31   MAR. 31
                                      -------   -------   --------   -------   -------   -------   --------   -------   -------
                                                                           (IN THOUSANDS)
STATEMENTS OF OPERATIONS:
Revenue.............................  $ 1,577   $ 2,297    $ 2,380   $ 2,650   $ 2,650   $ 3,243    $ 4,677   $ 6,179   $ 5,176
Salaries, wages and benefits........    1,121     1,637      1,630     1,705     1,762     1,718      2,036     2,394     2,574
Other operating expenses............      356       650        579       729       646       894      1,309     1,525     1,522
Depreciation and amortization.......       96       226        228       237       201       249        352       502       427
Acquired in-process research and
  development costs and integration
  costs.............................    6,180        --         --        --        --     3,100      1,064       411     5,315
                                      -------   -------    -------   -------   -------   -------   --------   -------   -------
Operating income (loss).............   (6,176)     (216)       (57)      (21)       41    (2,718)       (84)    1,347    (4,662)
Interest income (expense), net......      (52)     (214)      (216)     (221)       41       157        103        44        36
Other expense.......................       --       (37)        (3)      (17)       --        --         --        --        --
Provision for income taxes..........       --        --         --        --        --        --         --      (707)       --
                                      -------   -------    -------   -------   -------   -------   --------   -------   -------
Income (loss) before extraordinary
  item..............................   (6,228)     (467)      (276)     (259)       82    (2,561)        19       684    (4,626)
Extraordinary item..................       --        --         --        --      (806)       --         --        --        --
                                      -------   -------    -------   -------   -------   -------   --------   -------   -------
Net income (loss)...................  $(6,228)  $  (467)   $  (276)  $  (259)  $  (724)  $(2,561)  $     19   $   684   $(4,626)
                                      =======   =======    =======   =======   =======   =======   ========   =======   =======

     The Company's quarterly revenues and operating results have varied significantly in the past. Quarterly results have fluctuated as a result of a variety of factors including but not limited to the following: the Company's sales cycle; staffing changes in the Company's sales and marketing organization; changes in the Company's resources; demand for the Company's products; the timing of significant new customer contracts; the non-renewal of significant customer contracts; the timing of acquisitions; competitive conditions in the industry; changes in customer budgets; and general economic factors. Furthermore, the Company has experienced a seasonal pattern in its operating results, with a greater proportion of the Company's revenue and operating profitability occurring in the second half of the year. The Company attributes this seasonality to a combination of factors including budgeting and other factors affecting the health care industry generally, the compounding effect of historical renewal schedules (which typically results in greater license renewals in the third and fourth quarters), and internal staffing and growth issues. The Company believes the licensing and subsequent renewal pattern of its market performance products are more seasonal than its other products and expects the addition of new products, including those from acquisitions, to moderate, but not end, this seasonal effect.

     A significant portion of the Company's expenses are relatively fixed, and the amount and timing of increases in such expenses are based in large part on the Company's expectations concerning future revenue. If revenues are below expectations in any given quarter, the adverse effect may be magnified by the Company's inability to adjust spending quickly enough to compensate for the revenue shortfall. Accordingly, even a small variation from expected revenue could have a material adverse effect on the Company's results of operations for a given quarter.

SOFTWARE CAPITALIZATION

     In addition to acquisitions, the Company seeks to expand its product offerings through internal product development. Prior to 1996, the Company expensed internal development costs due to the nominal costs incurred between technological feasibility and product release. In 1996 the Company began capitalizing internal product development costs which were incurred after technological feasibility had been established and prior to general product release. Capitalized software development costs net of accumulated amortization totaled approximately $1.4 million at March 31, 1998.

INCOME TAXES

     The Company recorded income tax expense of $707,000 during 1997 due to limitations on the utilization of net operating loss carryforwards and the non-deductibility of certain acquired in-process research and development costs to offset taxable income. At December 31, 1997, the Company had net operating loss carryforwards of approximately $1.9 million for federal income tax purposes. The net operating loss carryforwards expire beginning in 2006 through 2011. The total gross deferred tax asset was approximately $3.5 million as of December 31, 1997 and has been reduced to zero by a valuation allowance and offsetting deferred income tax liabilities of approximately $1.0 million.

     Deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Applying the provisions of SFAS 109 to the Company, particularly considering the Company's history of net losses, the Company was unable to support a conclusion consistent with SFAS 109 that it is more likely than not that it will generate future taxable income during the loss carryforward periods; therefore, the Company has provided a full valuation allowance against its net deferred tax assets. In determining that a valuation allowance was required, management primarily considered such factors as the Company's history of operating losses and expected near-term future losses and earnings, the nature of the Company's deferred tax assets, the absence of significant excess of appreciated asset value over the tax basis of the Company's net assets, the absence of significant taxable income in prior carryback years and the potential for deferred tax assets resulting from future business acquisitions. Although management's operating plans assume taxable and operating income in future periods, historical performance has produced an accumulated deficit of approximately $17.0 million at March 31, 1998. Consequently, the Company has provided a full valuation allowance against its net deferred tax assets until such time as the Company produces sufficient taxable and operating income to support a lower valuation allowance.

     At December 31, 1997, the Company had net operating loss carryforwards of approximately $1.9 million, which expire beginning in 2006 through 2011. Under Internal Revenue Code Section 382, the Company's use of net operating loss carryforwards is limited to approximately $1.1 million per year as a result of the Company's initial public offering completed in January 1997 (see Note 8(h) of Notes to Consolidated Financial Statements). Approximately $1.0 million of the net operating loss at December 31, 1997 relates to loss carryforwards acquired in connection with the 1997 Acquisitions. Accordingly, such losses are limited to income generated by the acquired entity as well as substantial annual limitations.

LIQUIDITY AND CAPITAL RESOURCES

     The Company completed its initial public offering of Common Stock in January 1997 and received approximately $22.6 million in net proceeds. Approximately $9.1 million of these net proceeds were used to repay a senior subordinated note and certain notes issued in connection with the Company's acquisition of PracticeMatch, to pay accrued dividends on the Company's Series A and Series B convertible preferred stock and to repay a bridge loan provided by NationsBank. In 1997 and 1998, the Company has used the remaining net proceeds of its initial public offering for working capital and general corporate purposes, including the funding of the 1997 Acquisitions, the acquisition of Healthdemographics and the development of new products and services.

     In March 1997, NationsBank and the Company entered into a Credit Agreement under which the NationsBank Revolver is available to the Company. The NationsBank Revolver is secured by substantially all of the Company's assets. Under the terms of the NationsBank Revolver the Company may, subject to customary terms, conditions and covenants, borrow up to $10.0 million to fund working capital needs, new product development and acquisitions. The Credit Agreement for the NationsBank Revolver provides for interest at varying rates based on LIBOR and NationsBank's prime rate, and will mature on March 28, 1999. Under the terms of the NationsBank Revolver, the Company is subject to various restrictive covenants regarding, among other things, payment of any dividends, capital expenditures limitations, incurrence of indebtedness from others in excess of certain amounts, and consummation of certain mergers and acquisitions without the consent of NationsBank. Financial covenants include, but are not limited to, maintaining debt to capitalization ratios, minimum net worth ratios, debt service coverage ratios and cash flow leverage ratios. No amounts were outstanding under the NationsBank Revolver during 1997. At March 31, 1998, $2.4 million was outstanding under the NationsBank Revolver, and at May 5, 1998, $6.9 million was outstanding under the NationsBank Revolver. In connection with the acquisition of Healthdemographics, the Company borrowed approximately $2.4 million under the NationsBank Revolver. See "Use of Proceeds."

     In April 1998, the Company and NationsBank entered into a commitment letter providing for an increase in the maximum amount available under the NationsBank Revolver from $10.0 million to $25.0 million. While the Company and NationsBank have executed the commitment letter, the increase in the NationsBank Revolver is subject to a number of conditions. As a result no assurances can be given that the NationsBank Revolver will be increased and, if increased, what the final terms of the Credit Agreement, as amended, will be.

     In January 1996, the Company and HealthPlan Services Corporation ("HPSC") entered into a Securities Purchase Agreement, under which HPSC purchased 280,623 shares of Series B Convertible Preferred Stock for $2.0 million and agreed to purchase up to $10.0 million in original principal amount of senior subordinated notes. In connection with the issuance of the senior subordinated notes, the Company agreed to issue warrants to purchase up to 432,101 shares of Common Stock for $0.015 per share. In March 1996, the Company issued $6.9 million in original principal amount of the senior subordinated notes to HPSC and warrants to purchase 298,150 shares of Common Stock. In February 1998, these warrants were exercised. The Company used $1.5 million of the proceeds from the sale of Series B Convertible Preferred Stock to complete the acquisition of Formations. Medirisk used approximately $5.5 million of the proceeds from the issuance of the senior subordinated notes to complete the acquisition of PracticeMatch. In addition, in connection with the PracticeMatch acquisition, the Company issued acquisition notes to the sellers in an aggregate principal amount of $1.1 million. The HPSC senior subordinated notes, a NationsBank bridge loan and the acquisition notes were repaid in full upon the completion of the Company's initial public offering in January 1997. Upon such repayment HPSC's obligation to purchase additional senior subordinated notes terminated.

     The Company had a working capital deficit of $3.1 million as of March 31, 1998 as compared to working capital of $4.2 million at December 31, 1997. The decrease was due primarily to the use of working capital for the Healthdemographics acquisition in March 1998 and the accrual of $3.0 million of additional contingent consideration payable in connection with the acquisition of CareData, and the accrued amount was paid in April 1998.

     Net cash used by operating activities totaled $858,000 for the three months ended March 31, 1998 as compared to cash provided by operating activities of $146,000 for the same period in the prior year. The decrease in cash provided of $1.0 million was primarily due to the increase in accounts receivable.

     Net cash used in investing activities was approximately $3.6 million for the three months ended March 31, 1998 as compared to $103,000 in the same period in the prior year. In March 1998, the Company used $2.7 million to partially fund the acquisition of Healthdemographics. The remaining $901,000 of net cash used in investing activities for the three months ended March 31, 1998 was used to fund fixed asset purchases and software development.

     Net cash provided by financing activities was $2.2 million for the three months ended March 31, 1998 as compared to $13.4 million for the same period in the prior year. As previously discussed, in 1997 the Company retained $13.7 million of the net proceeds from its initial public offering, and the cash provided in 1998 was primarily due to borrowings on the revolving line of credit with NationsBank. At March 31, 1998, the Company had $7.6 million in borrowing availability remaining on the revolving line of credit.

     Net cash used by operating activities totaled $697,000 for the year ended December 31, 1997, as compared to $762,000 for the prior year. The decrease in cash used of $66,000 was primarily the result of the timing of customer payments.

     Net cash used in investing activities was approximately $9.3 million for the year ended December 31, 1997, as compared to $7.3 million for the prior year. In 1996, $7.0 million was used to fund the acquisitions of Formations and PracticeMatch, while, in 1997, $7.4 million was used to fund the 1997 Acquisitions. The remaining $1.9 million of net cash used in investing activities in the year ended December 31, 1997 was used to fund fixed asset purchases and software development.

     Net cash provided by financing activities was $13.1 million for the year ended December 31, 1997, as compared to $8.2 million for the same period in the prior year. As previously discussed, in 1997 the Company retained $13.5 million of the net proceeds from its initial public offering, and the cash provided in 1996 resulted from the net proceeds under the HPSC Securities Purchase Agreement.

     After repayment of indebtedness incurred under the NationsBank Revolver, the Company currently has no specific plans with respect to the use of the remaining net proceeds of this Offering or the NationsBank Revolver. The Company's cash flow from operations has generally been sufficient to fund the liquidity needs of the Company other than acquisitions and new product development. The Company anticipates that borrowings under the NationsBank Revolver and the remaining net proceeds of this Offering will be used principally for working capital and general corporate purposes, including potential acquisitions of complementary businesses or products in the health care information industry, payments of contingent consideration in connection with previously consummated acquisitions and for the development of additional products and services. Pending the application of the remaining net proceeds of this Offering, the Company will invest such proceeds in short-term, interest-bearing, investment-grade securities.

     The Company believes that the remaining proceeds of this Offering, borrowings under the NationsBank Revolver and cash generated from operations will be sufficient to meet the capital expenditure and working capital needs for the Company's operations for the near term. The Company's future liquidity and cash requirements will depend on a wide range of factors, including costs associated with development of new products, enhancements of existing products and acquisitions. Although the Company has no present commitments or agreements regarding acquisitions, the Company's strategy is to acquire additional complementary products and businesses. In addition, many of the Company's acquisition agreements provide for the payment of contingent consideration based on the performance of the acquired business over a prescribed period. If such acquired businesses exceed the relevant performance goals, the Company will be required to make additional payments, which could be material. If the remaining proceeds of this Offering, borrowings under the NationsBank Revolver and cash flow from operations are not sufficient to fund such acquisitions or contingent payments, the Company will be required to seek additional financing, and there can be no assurance that such financing will be available in amounts and on terms acceptable to the Company.

RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information." SFAS 130 established standards for reporting and display of comprehensive income and its components. Comprehensive income generally includes all changes in equity during a period except those resulting from investments by owners and distribution to owners. There was no impact on the Company's consolidated financial statements with the adoption of SFAS 130. SFAS 131 established standards for reporting information about operating segments in annual financial statements and in interim financial reports to shareholders. The Company adopted both statements in the first quarter of 1998; however, the provisions of SFAS 131 need not be applied to interim periods in the initial year of application.


     In October 1997, the Accounting Standards Executive Committee issued Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"). SOP 97-2 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company does not expect that adoption of SOP 97-2 will significantly affect its results of operations.


     In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that adoption of SOP 98-1 will significantly affect its results of operations.

YEAR 2000 COMPLIANCE



     Both the Company's internal operations and products use a significant number of computer software programs and operating systems. Given the information known at this time about the Company's systems and products, coupled with the Company's ongoing efforts to maintain systems and products as necessary, the Company does not anticipate that the year 2000 issue or related costs will have a material adverse effect on the Company's business, results of operations or financial condition. The Company has conducted an analysis of the databases and software applications it licenses to customers as well as those used in its internal operations and believes that the costs related to addressing the year 2000 issue will not be material. The Company continues to analyze its databases and software applications and analyzes year 2000 compliance issues before acquiring companies.



     The Company is analyzing year 2000 issues as they relate to its key suppliers of data and key customers. If a supplier of data encounters year 2000 issues that it is unable to address, such supplier's data could be unavailable to the Company. If a customer encounters year 2000 issues that it is unable to address, such customer may determine not to license the Company's databases or software applications.



     The Company's analysis of year 2000 issues, particularly as they relate to its key suppliers of data and key customers, is ongoing, and to the extent the databases or systems of the Company, key suppliers of data or key customers are not fully year 2000 compliant, there can be no assurance that the costs necessary to update databases or software or potential systems interruptions, interruptions in the supply of data or interruptions in demand for the Company's products would not have a material adverse effect on the Company's business, results of operations or financial condition.


EFFECTS OF INFLATION

     Management does not believe that inflation has had a material impact on results of operations for the periods presented. Substantial increases in costs, particularly the cost of labor for product development, marketing and sales, could have an adverse impact on the Company's business, results of operations or financial condition.

                                    BUSINESS

     Medirisk is a provider of proprietary database products, decision-support software and analytical services to the health care industry. The Company's products and services enable its customers to make objective comparisons of the financial costs and clinical outcomes of physician services to customer-specific and industry benchmarks, assess member satisfaction with specific managed care plans, and obtain information concerning the background and credentials of physicians. These capabilities assist health care industry participants in measuring the performance of health care payors and providers and forecasting the supply of and demand for health care services.


     Medirisk's databases have been built by collecting, standardizing and normalizing more than three billion health care transaction records. The Company's databases include records submitted by customers under an ongoing data collection plan, data gathered from various regulatory and governmental agencies, and data generated from the results of periodic proprietary surveys of health care providers, consumers, managed care organizations and other payors. Medirisk believes the long-standing relationships under which it collects data and the data interpretation methodologies used by the Company represent significant competitive advantages. Medirisk's databases are regularly updated to reflect changes in the industry and, in the case of its market performance and clinical performance databases, to take into consideration secondary factors such as co-morbidity, case mix and demographics. These attributes permit customers to compare objectively their financial and clinical performance to industry or customer-specific benchmarks contained in the Company's databases with specificity and precision.


INDUSTRY OVERVIEW

     The U.S. health care industry has grown dramatically in recent years. According to the Health Care Financing Administration ("HCFA"), health care expenditures have increased from less than $250 billion, or approximately 9% of the gross domestic product, in 1980 to in excess of $1.0 trillion, or approximately 14% of the gross domestic product, in 1996. Payors are responding to escalating costs by seeking to transfer the financial risk associated with the delivery of health care to providers under capitated or other managed care arrangements. As managed care arrangements become increasingly prevalent, both payors and providers are under intense pressure to deliver health care at the lowest total cost while ensuring high quality results. To achieve this goal, payors and providers must understand procedure cost and utilization rates as well as demonstrate improved outcomes. The evolving impact of managed care has also increased physicians' receptivity to a variety of practice affiliation and employment structures and, consequently, the need for data that can be used to verify physician qualifications.

     Traditional health care information systems have focused on the administrative aspects of health care (i.e., accounting, billing, patient scheduling). The Company believes there is an increasing trend toward reimbursement structures for health care services which require sophisticated financial information management and a growing awareness that most health care costs are related to clinical, rather than administrative, aspects of the delivery of care. The result has been a growing demand for databases incorporating financial, clinical and analytical tools that leverage this data in order to assess managed care contracts, analyze outcomes, evaluate managed care member satisfaction, verify the qualifications of providers and meet ongoing accreditation requirements. While some payors and providers have recently adopted new information systems that allow them to capture cost, utilization and clinical outcomes data regarding their own businesses, the Company believes they generally have not been able to use such data effectively. To gain perspective on the marketplace and to analyze the potential impact of managed care contracts, payors and providers need benchmark data against which they can compare the data they have collected regarding their own businesses, as well as information relating to statistical differences in health care costs, projected utilization and outcomes among urban, suburban and rural markets. While broad, public-sector data have previously been available, payors and providers increasingly seek more in-depth, region-specific health care information, which requires access to both private- and public-sector data.

     The health care information industry is highly fragmented and undergoing consolidation, as vendors and service providers seek to build market share and compete more effectively. Many existing health care information businesses have been created by entrepreneurs who are knowledgeable in the areas of data products and technology, but these businesses typically lack the sophisticated marketing organizations, sales effort, capital and general management skills and processes that are required to generate sustainable revenue expansion. Combined with the burdens associated with product development and rapid technological change, these issues pose significant challenges to health care information companies that lack breadth of management experience, economies of scale and access to capital. As a result of these factors, many smaller health care information companies with technologically sophisticated products and a reputation for quality service have become attractive acquisition candidates for vendors and service providers seeking to reach critical mass.

STRATEGY

     Medirisk's objective is to become the leading provider of proprietary database products, decision-support software and analytical services to payors, providers, employers, pharmaceutical companies and other health care industry participants. To attain this objective, Medirisk is pursuing the following strategy:

     - Leverage the Company's Existing Customer Base. Medirisk believes the increasing demand for health care information, coupled with its broad customer base, provides a substantial opportunity for internal growth. The Company has long-standing relationships with its customers and believes it has developed a reputation for providing objective, value-added information products. The Company intends to leverage these relationships by cross-selling additional products and services to existing customers and increasing product penetration through sales to other operating units, departments or divisions of existing customers.

     - Emphasize Recurring Revenue. Medirisk seeks to maximize recurring revenue by emphasizing multi-year contracts and contract renewals. A substantial portion of Medirisk's revenue is generated by the licensing of products on an annual or multi-year basis. The Company believes that its high rate of recurring revenue results principally from significant revenue enhancements or cost savings achieved by Medirisk's customers when they use the Company's products, as well as from the customer's ongoing need for current information due to the rapid pace of change within the health care industry. The Company's recurring revenue percentage has been in excess of 70% for each of the last four years.


     - Develop New Database Products and Decision-Support Tools. Medirisk actively develops new products, product enhancements and decision-support tools and, in 1997, introduced several new products and product enhancements. The Company expects to introduce additional new products and product enhancements during 1998, including new clinical performance products in one or more additional medical specialties and enhanced versions of certain of its existing clinical performance products and market performance products (including Avenir(R)). Ultimately, the Company intends to cross-correlate existing and future databases in an effort to develop integrated product offerings. For example, Medirisk believes that by linking its market performance, clinical performance and physician credentials products, cost and quality can be evaluated together with outcomes for specific physicians, thus permitting true management of care by allowing customers to compare the financial costs and expected outcomes of competing treatment regimens or providers, and to measure health care consumer satisfaction.


     - Acquire and Integrate Complementary Products and Businesses. Medirisk intends to acquire additional companies, products, databases and other resources to expand into related areas and to increase market share within the Company's existing product lines. Medirisk believes that the acquisition of new products and customers creates compelling cross-selling opportunities, enhances the development of new products by facilitating cross-correlation of existing and acquired products, and provides significant operating leverage. See "Acquisitions."

ACQUISITIONS

     Medirisk believes the selective acquisition of complementary businesses results in a more rapid expansion of its product line and customer base, and enables it to leverage its sales and marketing organization. As a result, Medirisk has invested significant resources to build the business platform necessary to be a consolidator in the fragmented health care information technology and services industry. Since its initial public offering in January

1997, Medirisk has acquired five companies that provide complementary products and services. The Company believes the acquisition of these entities created significant cross-selling opportunities among its respective product offerings, increased its market share within existing product lines and provided product and customer expansion opportunities.

     As part of a systematic approach to implementing its acquisition strategy, Medirisk has corporate resources dedicated to identifying, analyzing and pursuing targeted acquisition candidates. The Company currently is tracking a database of more than 300 companies, of which more than 100 meet its primary acquisition criteria for product type, revenue and customer base. Of primary interest to Medirisk are: (i) health care information products focused on benchmark and outcomes data; (ii) software products that assist in data collection and analysis; (iii) health care consulting firms; and (iv) products that assist in the delivery and use of Medirisk's databases.

     Medirisk believes that its existing infrastructure, in combination with management's experience in acquiring and integrating new companies and products, will facilitate the continued successful implementation of its acquisition strategy.

PRODUCTS AND SERVICES

     Medirisk provides products and services designed to enable its customers to measure and assess the performance of health care services in the United States and to forecast the supply of and demand for health care services. At the core of the Company's products and services are several proprietary databases. The detailed nature of Medirisk's databases provides precise data that customers can use to address specific decision-making needs and offers the Company's customers competitive advantages. Medirisk also provides decision-support software tools that enhance the utility of its database products, as well as customized analytical services. The Company's flexible product design enables customers to license the specific information they need based on variables such as geographic region, medical specialty, clinical procedure and timeframe.

     Medirisk has developed its databases and decision-support software for ease of use and frequently updates its databases to ensure that its products are as accurate and current as possible. All of the Company's decision-support software is Microsoft Windows(R)-based and is compatible with a variety of hardware and software applications. The Company's databases can be imported into standard software programs including Microsoft Excel(R), Lotus 1-2-3(R), FoxPro(R), Quattro Pro(R), Dbase(R) and others, and can be imported and exported to separate decision-support and practice administration programs provided by companies such as HBO & Company, Medic Computer Systems, Inc., Shared Medical Systems Corporation, IDX Systems Corporation, Medical Manager Corporation and Transition Systems, Inc.

  MARKET PERFORMANCE PRODUCTS

     Medirisk's market performance products provide customers with comprehensive proprietary data and decision support tools for use in analyzing physician fees, health care utilization patterns and member satisfaction with managed care plans in the United States. The following is a description of the Company's primary market performance products:

     CareData Reports(TM). CareData Reports are reports that are created utilizing information accumulated and analyzed by the Company regarding consumer satisfaction with managed health care. Based on this data, CareData Reports rank specific health plans. Comparative market analysis is available for 26 geographic markets and 170 health plans. To collect data used in CareData Reports, the Company conducts health care consumer surveys that are sponsored by approximately 400 major employers and measure member satisfaction with approximately 150 aspects of managed health care. The Company's CareData Reports product line is utilized by health plans to assess their competitive position and quality of care, by employers to evaluate health plans and by pharmaceutical companies to target potential markets for their products.

     HealthPac(R). HealthPac is a database that includes current year estimates and five-year forecasts of health care utilization, supply and demand in specific geographic markets across the United States. HealthPacs data sets include demographic information concerning 369 separate geographic areas, population-based models of the incidence or prevalence of diseases by category, estimates of the demand for health care services by treatment setting and estimates of the supply of local providers able to meet the identified demand.

     Avenir(R). Avenir is a Windows(R)-based decision-support application that integrates HealthPacs data sets with reporting, mapping and graphics software. Avenir allows hospitals, health plans and other health care industry participants to conduct detailed market analysis, forecasting and strategic planning.

     Medirisk(SM) Physician Fee Database. The Physician Fee Database reports reimbursement rates for medical procedures for various types of payors and specific geographic markets across the United States. The Physician Fee Database provides data concerning reimbursement levels that providers are accepting from managed care plans and other payors, rather than fees charged by those providers, a distinction critical to an accurate understanding of market conditions. Fee data in the Physician Fee Database are tracked by the AMA's CPT codes, which define all current medical procedures, and are segregated into 287 separate market areas in the United States (compared to 89 market areas that were tracked by HCFA in 1997). Medirisk believes that the Physician Fee Database divides the United States into more geographic markets than most competing products, thereby allowing customers to make more precise fee decisions. A customer can license data for a specific market, state or region or for the entire United States.

     Medirisk(SM) Procedure Utilization Database. The Procedure Utilization Database provides frequently updated utilization data for all medical procedures included in the Company's Physician Fee Database. This database can be used to model the anticipated utilization of a specific service for a certain population profile. The database is offered on a state-specific basis and can be adjusted for age and gender.

     Medirisk(TM) Capitation Manager. Capitation Manager is a Windows(R)-based decision-support application that integrates Medirisk's Physician Fee Database and Procedure Utilization Database and calculates capitation rates based on customer-provided pricing and demographic assumptions. Using Capitation Manager, the customer enters the demographic profile of a group proposed to be covered in a capitated arrangement, the services to be provided and proposed capitated pricing for those services. Using these assumptions in combination with the Company's databases, Capitation Manager calculates the expected utilization of the services to be provided and compares the proposed capitated pricing to managed care, fee-for-service, Medicare and other fee benchmarks tracked by the Company within a specific market.

  CLINICAL PERFORMANCE PRODUCTS

     Medirisk offers clinical performance products that enable customers to measure clinical outcomes across a full range of care within a variety of medical specialties. Clinical outcomes are generally defined as the change in a patient's health status as a result of therapy or care delivered by a health care professional. Clinical outcomes are measured empirically using standard health status scales to assess the patient prior to the delivery of therapy or care, while such care is being delivered and after treatment is terminated. The data included in these products are gathered by Company-certified clinicians, automated patient information systems and Medirisk's patient interview staff using the Company's standardized outcomes scales. Comparing customer data with norms derived from Medirisk's database, Medirisk prepares reports detailing customers' clinical performance based on a number of independent measures including patient acuity, medical and functional improvement, resource utilization, length of stay/duration of treatment, cost of treatment and patient satisfaction. Medirisk's clinical performance products assist both payors and providers with (i) measuring and predicting outcomes of treatment regimens; (ii) making normalized comparisons of facilities and providers; (iii) establishing benchmarks for clinical quality improvement; (iv) developing standards for clinical practice; (v) generating analytical reports for communicating with customers and their constituents; and (vi) substantiating quality for managed care contracting and accreditation needs.

     Medirisk markets its clinical performance products primarily to health care providers, and its products are currently available to track clinical outcomes in rehabilitation, ambulatory surgery, orthopaedics, occupational health, pain management, neurological care, wound care, respiratory care, nutrition and infection therapy.

     In March 1997, Medirisk's clinical performance products were listed on the Joint Commission on Accreditation of HealthCare Organizations' ("JCAHO") roster of vendors who have acceptable clinical performance measurement systems to support ORYX, JCAHO's new accreditation initiative. The ORYX initiative requires health care organizations to select an outcomes measurement standard from JCAHO's list of acceptable performance measurement systems in order to receive JCAHO accreditation. The ORYX initiative currently covers hospitals, long-term care organizations, integrated delivery networks, health plans and provider-sponsored organizations.

  PHYSICIAN CREDENTIALS PRODUCTS

     Medirisk provides database products, software and outsourced services designed to enable its customers to access detailed information concerning the background and credentials of physicians in the United States. The Company's physician credentials products facilitate its customers' ability to establish or improve physician recruiting efforts on a cost-effective basis, develop health care networks and market the provider component of health care services. Medirisk's physician credentials products also aid hospital and managed care customers in verifying the credentials of physicians and other providers with whom they work. Hospitals, managed care organizations and other health care industry participants are required to verify and periodically re-verify such credentials in order to maintain accreditation by organizations such as the National Committee for Quality Assurance ("NCQA") and JCAHO. The Company's credentials service has successfully completed all 10 of the audits of credentialing processes conducted by NCQA. The Company's physician database is comprised in part of physician data from the AMA's Physician MasterFile. All physician information is further validated and enhanced by personal telephone interviews with the physicians that are conducted by members of Medirisk's staff. Current products include:

     Provider Credential Verification Report(TM). The Provider Credential Verification Report is a report that provides customers with an efficient and cost-effective means to verify electronically the key professional credentials of participating health care practitioners using primary source data. When joined with the Company's electronic processing of a National Practitioner Database and/or Federation of State Medical Boards query, and written verification of a practitioner's hospital privileges, malpractice insurance coverage and claims history, the Provider Credential Verification Report becomes the central component of the Company's credential and verification service.

     PrimeSource(TM). PrimeSource is a credential verification database provided in CD-ROM format. This database is an accurate, cost-effective way to verify a physician's credentials. PrimeSource includes records for the following: state licenses and sanctions; Drug Enforcement Agency registrations and sanctions; US medical school education records from 1979 to the present; US residency program training records from 1983 to the present; board certifications from the American Board of Medical Specialties; Medicare Universal Provider Identification Numbers; and Medicare and Medicaid sanctions. PrimeSource is updated quarterly, and customers are billed only for the reports they generate.

     PracticeMatch(TM). PracticeMatch is a Windows(R)-based decision-support software system that provides in-house physician recruiters with on-line access to the Company's physician database. By establishing a series of search and selection criteria, customers obtain information about physicians who satisfy specified criteria. The customer can then print or download the information for use in building in-house databases, generating recruiting status reports and tracking recruiting expenses associated with specific candidates. The PracticeMatch product is constructed from proprietary records of approximately 135,000 physicians developed in part from data in the AMA's Physician MasterFile.

DATA ACQUISITION METHODOLOGY

     In designing its products and services, Medirisk emphasizes quality and ease of use. Medirisk uses proprietary data engineering methodologies to standardize and interpret data in order to ensure that its products are as comprehensive, accurate and current as possible. The detailed nature of the Company's databases provides precise data that customers can use to address their specific decision-making needs. Furthermore, Medirisk's data engineering methodologies are designed to ensure that its databases are free of bias. The resulting objectivity of Medirisk's products and services allows the Company to market its products to a broad range of health care industry participants and improves the credibility of its databases as benchmarking tools.

     The Company collects data for inclusion in its databases and related products in a variety of ways, including its customer data collection program and its regular surveys of managed care organizations, providers, employers and consumers. To encourage customers to participate in some components of its data collection program, Medirisk offers price discounts in return for access to customers' raw claims data and other health care transaction records. Medirisk's surveys are conducted on a regular basis, with special surveys conducted from time to time to address new issues and emerging trends. Once the data are collected, Medirisk's database personnel clean and analyze the data before they are included in the Company's databases. Medirisk uses proprietary processes to validate data by standardizing, normalizing and formatting the submitted data and then applies its database methodologies to segment the data.

     Medirisk's databases are regularly updated to reflect changes in the industry and, in the case of its market performance and clinical performance databases, to take into consideration secondary factors such as co-morbidity, case mix and demographics. These attributes permit customers to compare objectively their financial and clinical performance to industry or customer-specific benchmarks contained in the Company's databases with specificity and precision.

     Market Performance Products. The data used in Medirisk's market performance products have been collected through (i) Medirisk's customer data collection program, whereby customers provide their medical claims or other health care transaction data to the Company on a regular basis, (ii) surveys of more than 1,600 managed care organizations, (iii) purchases of certain data sets, and (iv) maintenance of a customer-support database. Included in the Physician Fee Database and Procedure Utilization Database are approximately three billion private sector transaction records, including actual managed care transaction data and negotiated fee schedules. While Medirisk's market performance databases include public-sector data, they focus primarily on private-sector data derived from transaction data and clinical records contributed by Medirisk's customers and obtained from other sources. These private- and public-sector data are not commingled, thus permitting more precise benchmarking of data relevant to the private health care marketplace. The Company believes that private-sector data are more useful for comparative purposes than public-sector data and that Medirisk's comprehensive compilation of private-sector data represents a competitive advantage for the Company. For the Company's CareData Reports products, Medirisk conducts annual patient surveys regarding consumer satisfaction with managed care. These surveys are sponsored by approximately 400 major employers and measure member satisfaction with approximately 150 aspects of managed care including satisfaction with provider panels, pharmacy benefit management and overall health plan design. For the Company's HealthPac database, Medirisk collects demographic, market supply and utilization data from publicly available sources or purchases or licenses data from their source.

     Clinical Performance Products. Medirisk obtains data for its clinical outcomes databases from its clinical outcomes customers and other
Company-certified sources. To facilitate collection of outcomes measurements, the

Company provides its customers with data-collection tools that are tailored to the customer's clinical record-keeping environment. Medirisk collects the data through customer submission, automated patient information systems and direct patient interviews conducted by the Company's clinical interview staff. Data collection software or optical scan forms are used to collect data directly from the clinician in the absence of automated patient systems. To enhance the reliability and integrity of customer-submitted data, Medirisk will include in its outcomes database only information received from customer-affiliated clinicians who are trained and certified by Medirisk in rating patient performance and in data-collection protocols.

     Physician Credentials Products. The data included in Medirisk's physician credentials credentialing products are obtained from publicly available sources or are licensed, leased or purchased from the source of the data. Sources of data for credentialing products include state medical boards, the Drug Enforcement Agency, HCFA, the American Board of Medical Specialties, the American Association of Medical Colleges and the National Association of Social Workers. The data used in Medirisk's physician credentials recruiting products are collected from publicly available sources and the AMA Physician MasterFile, and are verified by personal telephone interviews with each physician. Medirisk employs professional interview personnel who contact physicians directly, gather the required information, record the information in the automated database and send a hard copy to each physician for verification. The Company believes that the fact that each physician profiled in the Company's recruiting database has personally verified the information and knows that he or she is tracked in the database ensures the highest quality profile and offers a significant competitive advantage over unverified databases. In addition, the Company is the exclusive licensee of the AMA to share and enhance portions of the AMA's Physician MasterFile. This relationship greatly enhances the quality and availability of information about practicing physicians.

CUSTOMERS

     The unbiased nature of Medirisk's databases enables the Company to market its products to a wide range of health care industry participants, including managed care plans, indemnity insurers, integrated delivery systems, hospitals, specialty health care providers, physician practice management companies, physician practices, consulting firms, equipment suppliers and pharmaceutical firms. None of the Company's customers, other than HEALTHSOUTH Corporation accounted for a material amount of the Company's revenues in 1997. Most of Medirisk's major customers, which are defined as generating annualized revenue of more than $5,000, license products in only one of the product areas offered by the Company. Medirisk has approximately 1,000 major customers that in the aggregate account for more than 90% of the Company's revenue.

PRODUCT DELIVERY

     The Company's products are delivered to customers on CD-ROM, diskette, magnetic tape, on-line access or hard copy depending upon customer preference. Medirisk believes that there are readily available alternative sources of supply for all of the media on which its products are delivered.

COMPETITION

     Medirisk faces intense competition in providing health care information products and services. Competitors vary in size, scope and breadth of product and service offerings. The Company competes with different competitors in each of its target markets, and certain of such competitors have substantially greater resources than those of the Company. In addition, several large horizontally integrated information services companies, including Dow Jones, IMS Healthcare, First Data Corporation, National Data Corporation, United Healthcare and Thomson Publishing, have developed and are marketing information products and services to the health care industry. The Company believes that it is likely that one or more of such companies may become more direct competitors of the Company either by acquiring existing competitors or by developing and marketing their own products. Many of these larger companies are engaged in the processing of health care claims and, thus, have access to substantial claims- and cost-related data from which they could build competing databases or which they could license to other competitors of the Company. The Company also competes with the internal information resources and systems of certain of its prospective and existing customers. The Company believes that the principal competitive factors in its target markets include the breadth and quality of database and applications offerings, access to proprietary data, the proprietary nature of methodologies and technical resources, price and the effectiveness of marketing and sales efforts.

EMPLOYEES

     On May 1, 1998, the Company had 237 full-time employees. Of these, 23 were corporate personnel, 45 were sales and marketing personnel and 169 were involved in operations and product development. None of the Company's employees is covered by a collective bargaining agreement. The Company considers relations with its employees to be good.

PROPERTIES

     Medirisk's corporate headquarters occupy approximately 16,000 square feet of an office building located in Atlanta, Georgia, under a lease expiring in March 1999, with one optional five-year renewal term. Medirisk also leases office space in Chicago, Illinois; Nashville, Tennessee; New York, New York; Rockville, Maryland; San Diego, California; St. Louis, Missouri; and St. Paul, Minnesota. The Company believes that such offices are adequate for the Company's current requirements.

LEGAL PROCEEDINGS

     The Company is involved in various claims arising in the normal course of business. In the opinion of management of the Company, although the outcomes of these claims are uncertain, in the aggregate they are not likely to have a material adverse effect on the Company's business, results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company.

NAME                                        AGE   POSITION
----                                        ---   --------
Mark A. Kaiser............................  40    Chairman of the Board, Chief Executive
                                                    Officer and President
Kenneth M. Goins, Jr. ....................  39    Executive Vice President and Chief
                                                    Financial Officer
Thomas C. Kuhn III........................  35    Vice President -- Finance and
                                                    Administration and Controller
O. B. Rawls, IV...........................  47    Senior Vice President and Group General
                                                    Manager
Keith O. Cowan(2).........................  41    Director
Michael J. Finn(1)........................  48    Director
William M. McClatchey, M.D.(1)............  50    Director
James K. Murray, III(1)...................  35    Director
Robert P. Pinkas(2).......................  44    Director

---------------

(1)  Member of the Audit Committee of the Board of Directors.

(2)  Member of the Compensation Committee of the Board of Directors.

     Mark A. Kaiser joined the Company in 1991 and has served as Chairman of the Board, Chief Executive Officer and President of the Company. Mr. Kaiser has been a director of the Company since 1991. Prior to being recruited to Medirisk, Mr. Kaiser's experience included senior and executive management positions in sales and marketing for health care and technology companies. Before joining Medirisk, Mr. Kaiser was Vice President of Sales and Marketing for Charter Medical Corporation, the nation's largest chain of psychiatric hospitals. Mr. Kaiser was Senior Vice President of Marketing at TelecomUSA, where he worked from the early stages of the company until its acquisition by MCI Communications Corporation. Mr. Kaiser was involved in TelecomUSA's acquisition and consolidation of more than 50 companies, and he co-managed the consolidation of the TelecomUSA customer base onto standard MCI products. Mr. Kaiser holds Bachelor of Science degrees in Computer Science and Mathematics from Furman University.

     Kenneth M. Goins, Jr., served as Vice President, Finance and Administration and Chief Financial Officer of the Company from joining Medirisk in April 1996 until December 1996 when he was elected Executive Vice President and Chief Financial Officer. Prior to joining the Company from 1985 until April 1996, Mr. Goins served in various capacities with First Data Corporation ("FDC") and its predecessors, First Financial Management Corporation ("FFMC") and MicroBilt Corporation ("MBC"). From 1995 until April 1996, Mr. Goins was Vice President of Financial Planning and Analysis for FDC, a major financial information services company based in Atlanta. FDC acquired FFMC in October of 1995, where Mr. Goins served as Vice President of Financial Planning and Analysis from June 1994 until October 1995. During the last half of his tenure at FFMC and FDC, Mr. Goins also served as Chief Financial Officer for Unified Merchant Services, a credit card processing joint venture with NationsBank. From 1985 until June 1994, when it was acquired by FFMC, Mr. Goins was an officer of MBC. He served at various times as the Executive Vice President, Chief Financial Officer and Controller of MBC, an Atlanta-based computer software services company, from 1985 through its initial public offering and until MBC was acquired by FFMC. While at MBC and FFMC, Mr. Goins was involved in a number of acquisitions in the information and software industries. Prior to his employment with MBC, Mr. Goins was employed in various capacities by Colonial Life and Accident Insurance Company, based in Columbia, South Carolina. Mr. Goins holds a Bachelor of Science degree in Business Administration from the University of South Carolina and is a Licensed Certified Public Accountant.

     Thomas C. Kuhn III has been Controller of the Company since he joined the Company in 1996. Mr. Kuhn was appointed principal accounting officer of the Company in March 1998, after having been appointed Vice President -- Finance and Administration of the Company in August 1997. Prior to joining the Company, from 1992 to 1996, Mr. Kuhn served in various capacities with FDC and its predecessors FFMC and MBC. From May 1995 until joining the Company in May 1996, Mr. Kuhn was Vice President of Working Capital Management for FFMC as well as having additional financial planning and analysis responsibilities with FDC. From March 1992 until May of 1995, Mr. Kuhn served as Controller of MBC. Prior to his employment at MBC, Mr. Kuhn was in public accounting with Clayton, Miller and Company in Atlanta, Georgia, from August 1987 until March 1992, and with Arthur Young and Company in Atlanta, Georgia, from September 1984 until August 1987. Mr. Kuhn holds a Bachelor of Science degree in Business Administration from the University of South Carolina and is a Licensed Certified Public Accountant.

     O.B. Rawls, IV has been Senior Vice President and Group General Manager of the Company since he joined Medirisk in December 1997. Prior to joining the Company, from April 1995 to December 1997, Mr. Rawls held several positions with First Data Corporation; his most recent being from June 1997 until December 1997 as General Manager International Partnership in which he negotiated and implemented an international merchant processing joint venture. From 1995 to 1997, Mr. Rawls served as President of Unified Merchant Services, a credit card processing joint venture with NationsBank. From 1983 until 1995, Mr. Rawls was an executive with NationsBank and its predecessor NCNB National Bank, most recently as Senior Vice President/Division Executive of Merchant Card Services for NationsBank from 1993 until 1995. Mr. Rawls holds a Bachelor of Science Degree from East Carolina University and an Executive Masters of Business Administration from Queens College.

     Keith O. Cowan has been a Director of the Company since 1997. Mr. Cowan has served as Vice President -- Corporate Development for BellSouth Corporation since May 1996. He is responsible for managing the merger and acquisition activities of BellSouth and its subsidiaries, including the identification of acquisition candidates, and the structuring and negotiation of transactions. Prior to joining BellSouth, Mr. Cowan was associated with Alston & Bird, a law firm based in Atlanta, Georgia, for 14 years, becoming a partner in the firm in 1990. His experience included the representation of public and private clients in corporate and securities transactions. During his last five years at Alston & Bird, Mr. Cowan specialized in the health care and insurance industries. Alston & Bird is the Company's legal counsel. Mr. Cowan holds a Bachelor of Arts degree from the University of North Carolina and a Juris Doctor degree from the University of Virginia.

     Michael J. Finn has been a Director of the Company since 1991. Mr. Finn is President and a Director of Brantley Capital Corporation, a publicly-traded closed-end investment company ("BCC"), and is President and a director of Brantley Capital Management, Ltd., investment advisor to BCC ("BCM"). Since 1995, Mr. Finn has also served as a general partner of the general partners of Brantley Venture Partners II, L.P. ("BVP II") and Brantley Venture Partners III, L.P. ("BVP III"), venture capital firms located in Cleveland, Ohio. From 1987 to 1995, Mr. Finn was Vice President of the Venture Capital Group of Sears Investment Management Co. in Chicago, Illinois. Mr. Finn is also a director of Rhomas Group, Inc., Silvon Software, and Pediatric Services of America, Inc. Mr. Finn has been an active investor in small businesses since 1976 and holds a Bachelor of Science degree in Urban Planning and Master of Science degrees in Land Economics and Finance from Michigan State University.

     William M. McClatchey, M.D., F.A.C.P., F.A.C.R. has been a Director of the Company since 1997. Dr. McClatchey is a physician practicing in Atlanta, Georgia, specializing in primary care internal medicine and rheumatology. Dr. McClatchey has practiced medicine at the Piedmont Clinic in Atlanta since 1979. Dr. McClatchey was a member of the Board of Directors of BankSouth Corporation, N.A., and served as Chairman of its Community Development Committee. He is a member of the American College of Physicians, serving on its Committee on Medical Informatics from 1986 until 1992 and as Chairman of that committee from 1990 to 1992. Dr. McClatchey was a member of the Health Policy Advisory Committee of the Center for Strategic and International Studies in 1993 and served as Chairman of the Study Group on Preventive Health and Infrastructure in 1993. Dr. McClatchey is President and serves on the Board of Trustees of Georgia Health Decisions, Inc. a community-based not-for-profit organization working for comprehensive health care reform in Georgia. Dr. McClatchey is a member of the Georgia Coalition for Health, a 32-member group charged by

Governor Zell Miller to devise a proposal to reform Georgia's Medicaid program. In addition, Dr. McClatchey is a member of the Board of Directors and Executive Committee of the Georgia Health Policy Center at Georgia State University and a member of the Information Systems Steering Committee for Promina Health System, Atlanta, Georgia.

     James K. Murray, III, has been a Director of the Company since January 1996. Since December 1997, Mr. Murray has been Executive Vice President and Chief Financial Officer of Sykes HealthPlan Services, Inc. ("SHPS"), a joint venture between HealthPlan Services Corporation and Sykes Enterprises, Incorporated. SHPS is an information technology company that provides a full complement of benefits outsourcing services to companies worldwide. From 1995 until 1997, Mr. Murray was Executive Vice President and Chief Financial Officer of HealthPlan Services Corporation, a Tampa, Florida-based health care services company providing marketing, distribution, administrative and cost containment services on behalf of health care payors. Prior to joining HealthPlan Services from 1990 until October 1995, Mr. Murray was President and Chief Executive Officer of Plant State Bank, a federally-insured commercial bank in Hillsborough County, Florida. From 1985 to 1990, Mr. Murray was an accountant with Arthur Andersen & Co. in Atlanta, Georgia. Mr. Murray is also on the board of directors of DynaBit U.S.A., Inc., an international value added distributor of computer parts and components. Mr. Murray holds a Bachelor of Science degree in Accounting and a Master of Science degree in Finance from the University of Virginia. Mr. Murray is a Licensed Certified Public Accountant.

     Robert P. Pinkas has been a Director of the Company since 1991. Mr. Pinkas is currently Chairman of the Board, Chief Executive Officer, Treasurer and a director of Brantley Capital Corporation. Mr. Pinkas was the founding partner of Brantley Venture Partners, L.P., a venture capital fund started in 1987 ("BVP I"). Mr. Pinkas also led the formation of BVP II and BVP III. He serves as a general partner of the general partners of BVP I, BVP II, and BVP III and has worked with these and related investment partnerships since 1981. Mr. Pinkas currently serves as Chairman of the Board of Gliatech, Inc., as well as a director of Quad Systems Corporation, Pediatric Services of America, Inc. and Waterlink, Inc. Mr. Pinkas holds Bachelor of Arts degree in Government and a Master of Science degree in History from Harvard University and a Juris Doctor degree from the University of Pennsylvania.

     Under the terms of the Company's Bylaws, the members of the Board of Directors are divided into three classes, each of which serves a term of three years. Each class is to consist, as nearly as possible, of one-third of the total number of directors. The terms of Messrs. Finn and Murray will expire in 1998, the terms of Messrs. Kaiser and Pinkas will expire in 1999, and the terms of Mr. Cowan and Dr. McClatchey will expire in 2000.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 1, 1998 and as adjusted to reflect the issuance of 97,440 shares of Common Stock upon the exercise of warrants in connection with the Offering and the sale of the Common Stock offered hereby: (i) by each person known to the Company to beneficially own more than five percent of the outstanding Common Stock; (ii) by each Selling Stockholder; (iii) by each executive officer and director of the Company; and
(iv) by all executive officers and directors of the Company as a group. Unless otherwise indicated, the business address of each person listed below is care of Medirisk, Inc., Two Piedmont Center, Suite 400, 3565 Piedmont Road, N.E., Atlanta, Georgia 30305.


                                    BENEFICIAL OWNERSHIP PRIOR                    BENEFICIAL OWNERSHIP AFTER
                                           TO OFFERING            NUMBER OF                OFFERING
                                    --------------------------   SHARES BEING     --------------------------
NAME                                  NUMBER       PERCENT(1)      OFFERED          NUMBER       PERCENT(1)
----                                ----------     -----------   ------------     ----------     -----------
Brantley Venture Partners II,
  L.P. ...........................    522,745(2)      11.1%             --          522,745          7.4%
  20600 Chagrin Boulevard
  Suite 1150 Tower East
  Cleveland, Ohio 44122
HealthPlan Services Corporation...    298,150          6.5         188,418(12)      109,732          1.6
  3501 Frontage Road
  Tampa, Florida 33607
Mark A. Kaiser....................    314,406(3)       6.8              --          314,406          4.4
Kenneth M. Goins, Jr. ............     49,120(4)       1.0              --           49,120            *
Thomas C. Kuhn III................      4,498(5)         *              --            4,498            *
O.B. Rawls........................         --            *              --               --            *
Keith O. Cowan....................      4,333(6)         *              --            4,333            *
Michael J. Finn...................    527,578(7)      11.2              --          527,578          7.4
William M. McClatchey, M.D. ......     45,333(8)       1.0              --           45,333            *
James K. Murray, III..............    301,483(9)       6.5         188,418(13)      113,065          1.6
Robert P. Pinkas..................    531,078(10)     11.2              --          531,078          7.5
Laurence H. Powell................    270,921          5.8              --          270,921          3.9
  P.O. Box 501085
  Atlanta, Georgia 31150
Sears Pension Trust...............     97,440          2.1          61,582(14)       35,858            *
  c/o Chase Manhattan Bank, N.A.,
  Trustee
  4 Chase Metro Tech Center,
  18th Floor
  Brooklyn, New York 11245
Robert Fleming Inc. ..............    287,600          6.2              --          287,600          4.1
  320 Park Avenue, 11th Floor
  New York, New York 10022
All directors and executive
  officers as a group (9
  members)........................  1,255,084(11)     26.5         188,418(13)    1,066,666         14.9


---------------

*Less than one percent.

(1) Applicable percentages of ownership prior to the Offering are based on 4,664,117 shares of Common Stock outstanding on May 1, 1998, adjusted as required by rules promulgated by the Securities and Exchange Commission (the "Commission"). Applicable percentages of ownership after the offering are based on 7,011,557 shares of Common Stock outstanding. This table is based upon information supplied by officers, directors and principal stockholders, and Schedules 13D and 13G (if any) filed with the Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the percentage ownership of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person.

(2)   Includes warrants to purchase 97,440 shares of Common Stock.

(3)   Includes options to purchase 139,014 shares of Common Stock.

(4) Includes (i) options to purchase 16,240 shares of Common Stock; and (ii) 200 shares held by Mr. Goins' minor children.

(5)   Includes options to purchase 2,598 shares of Common Stock.

(6)   Includes options to purchase 3,333 shares of Common Stock.

(7) Includes (i) options to purchase 3,333 shares of Common Stock; and (ii) 522,745 shares owned by BVP II. Mr. Finn is a partner of a partnership which is itself a general partner of Brantley and, as such, may be deemed to share voting and investment power with respect to the shares owned by Brantley. See Note 2 above.

(8) Includes (i) options to purchase 3,333 shares of Common Stock; (ii) 10,000 shares owned by Dr. McClatchey's wife; (iii) 4,000 shares owned by a trust for the benefit of Dr. McClatchey's adult child, of which Dr. McClatchey is trustee; and (iv) 2,000 shares owned by a trust for the benefit of Dr. McClatchey's minor child, of which Dr. McClatchey is trustee.

(9) Consists of (i) options to purchase 3,333 shares of Common Stock; and (ii) 298,150 shares owned by HPSC. Mr. Murray was an executive officer of HPSC during a portion of 1997 and is currently an executive officer of an affiliate of HPSC and, as such, may be deemed to share voting and investment power with respect to the shares owned by HPSC.

(10) Includes (i) options to purchase 3,333 shares of Common Stock; and (ii) 522,745 shares owned by BVP II. Mr. Pinkas is a partner of a partnership which is itself a general partner of Brantley and, as such, may be deemed to share voting and investment power with respect to the shares owned by Brantley. See Note 2 above.

(11) Includes an aggregate of 271,957 shares of Common Stock issuable upon exercise of outstanding options and warrants.

(12) HPSC has granted the Underwriters an option to purchase all of its remaining 109,732 shares solely to cover over-allotments in connection with the Offering. If the over-allotment option is exercised in full, HPSC will own no shares.

(13)  Consists of the 188,418 shares offered by HPSC. See Note 12 above.

(14) Consists of warrants to purchase 97,440 shares of Common Stock, all of which will be exercised immediately prior to the consummation of the Offering. Sears Pension Trust has granted the Underwriters an option to purchase all of its remaining 35,858 shares of Common Stock solely to cover over-allotments in connection with the Offering. If the over-allotment option is exercised in full, Sears Pension Trust will own no shares.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom SunTrust Equitable Securities, J.C. Bradford & Co. and Jefferies & Company, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below.

UNDERWRITERS                                                   NUMBER OF SHARES
------------                                                   ----------------
SunTrust Equitable Securities...............................
J.C. Bradford & Co..........................................
Jefferies & Company, Inc....................................
                                                                 -----------
     Total..................................................       2,500,000
                                                                 ===========

     The Company and the Selling Stockholders are obligated to sell 2,250,000 and 250,000 shares, respectively, and the Underwriters are obligated to purchase all of the 2,500,000 shares offered hereby, if any are purchased. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Underwriters, through the Representatives, have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such public
offering price less a concession not to exceed $          per share. The
selected dealers may reallow a concession to certain other dealers not to exceed
$          per share. After the initial offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

     The Company and the Selling Stockholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase an aggregate of 375,000 shares of Common Stock at the public offering price less the underwriting discount as set forth on the cover page of this Prospectus. The Company has granted the Underwriters an option to purchase 229,410 shares of Common Stock, and the Selling Stockholders have granted the Underwriters and option to purchase 145,590 shares of Common Stock. See "Principal and Selling Stockholders." If the Underwriters exercise their option to purchase any of the additional shares of Common Stock, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by each of them as shown in the above table bears to the Underwriters' initial commitment. The Underwriters may exercise such option solely to cover over-allotments, if any, in connection with the sale of the Common Stock offered hereby. The Underwriters, should they exercise their over-allotment option, will purchase such additional shares on a pro rata basis.

     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company and the Selling Stockholders. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares of Common Stock previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with the Offering, certain Underwriters (and selling group members) may also engage in passive market making transactions in the Common Stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Rule 103 of Regulation M promulgated by the Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

     In connection with the Offering, the Company and stockholders of the Company holding in the aggregate 889,267 shares of Common Stock upon consummation of the Offering, including each of the Company's officers and directors, the Selling Stockholders and certain other stockholders, have agreed, subject to certain limited exceptions, that they will not directly or indirectly, offer, pledge, sell, offer to sell, contract to sell or grant any option to purchase or otherwise sell or dispose (or announce any offer, pledge, offer of sale, contract of sale, grant of any option or other sale or disposition), of any shares of Common Stock or other capital stock of the Company for a period of 120 days after the date of this Prospectus without the prior written consent of SunTrust Equitable Securities.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments which the Underwriters may be required to make in respect thereof.

     During 1995 and early 1996, SunTrust Equitable Securities, one of the Underwriters of the Offering, acted as financial advisor for the Company in connection with the proposed private placement of securities of the Company, which culminated in the sale to HPSC of 280,623 shares of Series B Convertible Preferred Stock for $2.0 million and HPSC's agreement to purchase up to $10.0 million in Senior Subordinated Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." For its services, SunTrust Equitable Securities received customary compensation and reimbursement of its related expenses.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Alston & Bird LLP, Atlanta, Georgia and for the Underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements and schedule of the Company and subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 have been included and incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Healthdemographics as of December 31, 1997 and 1996, and for each of the years in the two-year period ended December 31, 1997, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of CIVS (formerly Credential Information and Verification Services, Inc.) at December 31, 1996 and 1995, and for the years then ended, included in the Form 8-K/A of Medirisk, Inc. dated September 5, 1997, and incorporated by reference in this Prospectus and Registration Statement of Medirisk, Inc. have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such financial statements referred to above are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of CareData as of December 31, 1996 and 1995, and for each of the years in the two-year period ended December 31, 1996, have been incorporated herein in reliance upon the report of KPMG

Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all exhibits and amendments thereto, called the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, copies of which may be inspected, without charge, at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Registration Statement, including the exhibits and schedules thereto, is also available on the Commission's Web site at http://www.sec.gov. Statements contained in the Prospectus concerning the provisions of certain documents filed as exhibits to the Registration Statement describe the material elements of such documents as they relate to the Offering but do not purport to be complete and are subject to, and qualified in their entirety by, reference to the full text of such document.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

          (1) The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1998, filed with the Commission on May 6, 1998;


          (2) The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1997, filed with the Commission on March 30, 1998, as amended by Amendment No. 1 on Form 10-K/A, filed with the Commission on April 29, 1998, and as amended by Amendment No. 2 on Form 10-K/A, filed with the Commission on May 20, 1998;



          (3) The Company's Current Report on Form 8-K regarding the Company's acquisition of Healthdemographics, filed with the Commission on April 13, 1998;



          (4) The Company's Current Report on Form 8-K regarding the Company's acquisition of CareData, filed with the Commission on September 15, 1997, as amended by Form 8-K/A, filed with the Commission on November 14, 1997;



          (5) The Company's Current Report on Form 8-K regarding the Company's acquisition of CIVS, filed with the Commission on July 9, 1997, as amended by Form 8-K/A, filed with the Commission on September 5, 1997; and



          (6) The description of the Common Stock contained in the Company's Form 8-A, filed with the Commission on January 17, 1997.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the Offering shall be deemed incorporated herein by reference.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates) are available without charge to each person to whom a Prospectus is delivered upon written or oral request. Requests should be directed to Medirisk, Inc., Two Piedmont Center, Suite 400, 3565 Piedmont Road, N.E., Atlanta, Georgia 30305,
Attention: Corporate Secretary (telephone number (404) 364-6700).

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Medirisk, Inc. and Subsidiaries

  AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1997, 1996 and 1995.......................   F-4
  Consolidated Statements of Stockholders' Equity (Deficit)
     for the years ended
     December 31, 1997, 1996 and 1995.......................   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1996 and 1995.......................   F-6
  Notes to Consolidated Financial Statements................   F-7

  UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS:
  Consolidated Condensed Balance Sheets as of March 31, 1998
     and December 31, 1997..................................  F-20
  Consolidated Condensed Statements of Operations for the
     three months ended March 31, 1998 and 1997.............  F-22
  Consolidated Condensed Statements of Cash Flows for the
     three months ended March 31, 1998 and 1997.............  F-23
  Notes to Consolidated Condensed Financial Statements......  F-24

  UNAUDITED PRO FORMA FINANCIAL DATA:

  Unaudited Pro Forma Consolidated Condensed Statement of
     Operations for the three months ended March 31, 1998...  F-27

  Unaudited Pro Forma Consolidated Condensed Statement of
     Operations for the Year ended December 31, 1997........  F-28

  Notes to Unaudited Pro Forma Financial Data...............  F-29

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Medirisk, Inc.:

     We have audited the accompanying consolidated balance sheets of Medirisk, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medirisk, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                               /s/   KPMG PEAT MARWICK LLP

Atlanta, Georgia
February 6, 1998

                        MEDIRISK, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1997            1996
                                                              ------------     -----------
                                     ASSETS (NOTE 4)
Current assets:
  Cash and cash equivalents.................................  $  3,515,931     $   447,257
  Accounts receivable, less allowances for doubtful accounts of $147,557 and $97,439, at December 31, 1997 and 1996,
    respectively............................................     3,802,241       1,428,191
  Prepaid expenses..........................................       697,485         920,727
  Note receivable from officer (note 10)....................        22,500          22,500
  Other current assets......................................       451,513         152,184
                                                              ------------     -----------
        Total current assets................................     8,489,670       2,970,859
                                                              ------------     -----------
Property and equipment (note 3).............................     3,083,466       1,736,408
  Less accumulated depreciation and amortization............     1,444,489         893,601
                                                              ------------     -----------
    Property and equipment, net.............................     1,638,977         842,807
                                                              ------------     -----------
Excess of cost over net assets of businesses acquired, less
  accumulated amortization of $537,218 and $180,493 at
  December 31, 1997 and 1996, respectively (note 2).........     7,555,902       3,128,347
Other intangible assets, less accumulated amortization of
  $409,362 and $89,417 at December 31, 1997 and 1996,
  respectively (note 2).....................................     1,793,680         430,583
Software development costs, less accumulated amortization of
  $96,508 and $19,911 at December 31, 1997 and 1996,
  respectively..............................................     1,008,398         101,058
Note receivable from officer, excluding current portion
  (note 10).................................................        67,500          90,000
Other assets................................................       104,139         892,307
                                                              ------------     -----------
                                                              $ 20,658,266     $ 8,455,961
                                                              ============     ===========
                      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current installments of long-term debt and obligations
    under capital leases (notes 4, 5, and 6)................  $    168,493     $ 1,842,074
  Accounts payable..........................................       257,723         639,002
  Accrued expenses..........................................       757,975         448,749
  Income taxes payable (note 7).............................       815,791              --
  Deferred revenue..........................................     2,308,610       2,536,283
                                                              ------------     -----------
        Total current liabilities...........................     4,308,592       5,466,108
                                                              ------------     -----------
Long-term debt and obligations under capital leases,
  excluding current installments, principally related party
  debt at December 31, 1996 (notes 4, 5, and 6).............       165,251       7,194,897
Dividends payable (notes 8(b) and 8(d)).....................            --         618,010
                                                              ------------     -----------
        Total liabilities...................................     4,473,843      13,279,015
                                                              ------------     -----------
Stockholders' equity (deficit) -- (note 8):
  Preferred stock, $0.001 par value; 1,000,000 shares
    authorized; none outstanding............................            --              --
  Series A convertible preferred stock, $0.001 par value
    (estimated unaccrued aggregate involuntary liquidation
    preference $3,461,000 at December 31, 1996); no shares
    authorized, issued, or outstanding at December 31, 1997;
    3,000,000 shares authorized; 1,292,359 issued and
    outstanding shares at December 31, 1996.................            --           1,292
  Series B convertible preferred stock, $0.001 par value
    (estimated unaccrued aggregate involuntary liquidation
    preference $1,967,000 at December 31, 1996); no shares
    authorized, issued, or outstanding at December 31, 1997;
    400,000 shares authorized; 280,623 issued and
    outstanding shares at December 31, 1996 (note 5)........            --             281
  Common stock, $0.001 par value; 20,000,000 shares
    authorized; 4,193,346 and 709,943 issued and outstanding
    shares at December 31, 1997 and 1996, respectively......         4,193             710
  Additional paid-in capital................................    28,559,279       4,971,644
  Accumulated deficit.......................................   (12,379,049)     (9,796,981)
                                                              ------------     -----------
                                                                16,184,423      (4,823,054)
Commitments and contingencies (notes 6 and 8)...............            --              --
                                                              ------------     -----------
                                                              $ 20,658,266     $ 8,455,961
                                                              ============     ===========

          See accompanying notes to consolidated financial statements.

                        MEDIRISK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                           --------------------------------------
                                                              1997          1996          1995
                                                           -----------   -----------   ----------
Revenue (note 9).........................................  $16,748,839   $ 8,904,133   $3,654,692
Salaries, wages, and benefits............................    7,909,600     6,092,792    2,577,416
Other operating expenses.................................    4,373,954     2,314,654      956,097
Depreciation and amortization............................    1,304,155       786,849      193,399
Acquired in-process research and development costs and
  integration costs (note 2).............................    4,575,025     6,180,000           --
                                                           -----------   -----------   ----------
          Operating loss.................................   (1,413,895)   (6,470,162)     (72,220)
Interest income (expense), net...........................      344,973      (703,542)     (65,433)
Other expense, net.......................................           --       (57,073)          --
                                                           -----------   -----------   ----------
          Loss before income taxes and extraordinary
            item.........................................   (1,068,922)   (7,230,777)    (137,653)
Provision for income taxes (note 7)......................     (707,000)           --           --
                                                           -----------   -----------   ----------
          Loss before extraordinary item.................   (1,775,922)   (7,230,777)    (137,653)
Extraordinary item -- loss on early extinguishment of
  debt (note 5)..........................................     (806,146)           --           --
                                                           -----------   -----------   ----------
          Net loss.......................................   (2,582,068)   (7,230,777)    (137,653)
Accretion of discount on Series A convertible preferred
  stock..................................................           --            --      (92,580)
Convertible preferred stock dividend requirement.........      (24,673)     (201,608)    (201,608)
                                                           -----------   -----------   ----------
          Net loss attributable to common stock..........  $(2,606,741)  $(7,432,385)  $ (431,841)
                                                           ===========   ===========   ==========
Net loss per share of common stock -- basic and
  diluted:...............................................
  Loss per share before extraordinary item...............  $     (0.46)  $     (4.84)  $    (0.30)
  Loss per share -- extraordinary item...................        (0.21)           --           --
                                                           -----------   -----------   ----------
          Net loss per share of common stock.............  $     (0.67)  $     (4.84)  $    (0.30)
                                                           ===========   ===========   ==========
Weighted average number of common shares used in
  calculating net loss per share of common stock -- basic
  and diluted............................................    3,918,347     1,536,159    1,427,080
                                                           ===========   ===========   ==========

          See accompanying notes to consolidated financial statements.

                        MEDIRISK, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                    SERIES B
                         SERIES A CONVERTIBLE      CONVERTIBLE
                           PREFERRED STOCK       PREFERRED STOCK       COMMON STOCK      ADDITIONAL
                         --------------------   -----------------   ------------------     PAID-IN     ACCUMULATED
                           SHARES     AMOUNT     SHARES    AMOUNT    SHARES     AMOUNT     CAPITAL       DEFICIT
                         ----------   -------   --------   ------   ---------   ------   -----------   ------------
Balance at December 31,
 1994..................          --   $    --         --   $  --      649,730   $ 650    $   492,330   $ (2,335,971)
Accretion of discount
 on Series A
 convertible preferred
 stock (note 8(b)).....          --        --         --      --           --      --             --        (92,580)
Issuance of common
 stock.................          --        --         --      --        6,496       6          1,944             --
Repayment of note
 receivable from
 stockholder (note
 8(e)).................          --        --         --      --           --      --             --             --
Accrued dividend
 payable (note 8(b))...          --        --         --      --           --      --       (201,608)            --
Net loss...............          --        --         --      --           --      --             --       (137,653)
                         ----------   -------   --------   -----    ---------   ------   -----------   ------------
Balance at December 31,
 1995..................          --        --         --      --      656,226     656        292,666     (2,566,204)
Issuance of Series B
 convertible preferred
 stock, net of issuance
 costs of $220,556
 (notes 5 and 8).......          --        --    280,623     281           --      --      1,779,163             --
Conversion of Series A
 convertible preferred
 stock from redeemable
 to nonredeemable (note
 8(b)).................   1,292,359     1,292         --      --           --      --      2,301,179             --
Issuance of common
 stock, primarily in
 acquisitions (note
 2)....................          --        --         --      --      118,677     119        137,283             --
Repayment of note
 receivable from
 stockholder (note
 8(e)).................          --        --         --      --           --      --             --             --
Forgiveness of note
 receivable from
 stockholder (note
 8(c)).................          --        --         --      --           --      --             --             --
Discount on issuance of
 debt arising from
 stock purchase
 warrants (note 5).....          --        --         --      --           --      --        573,111             --
Stock option
 compensation
 expense...............          --        --         --      --           --      --         99,585             --
Accrued dividend
 payable (note 8(b))...          --        --         --      --           --      --       (201,608)            --
Cancellation of
 treasury stock........          --        --         --      --      (64,960)    (65)        (9,735)            --
Net loss...............          --        --         --      --           --      --             --     (7,230,777)
                         ----------   -------   --------   -----    ---------   ------   -----------   ------------
Balance at December 31,
 1996..................   1,292,359     1,292    280,623     281      709,943     710      4,971,644     (9,796,981)
Common stock issued in
 initial public
 offering (note
 8(h)).................          --        --         --      --    2,300,000   2,300     22,623,371             --
Conversion of Series A
 and Series B
 convertible preferred
 stock into common
 stock (note 8(h)).....  (1,292,359)   (1,292)  (280,623)   (281)   1,021,800   1,022            551             --
Dividends paid on
 Series A and Series B
 convertible preferred
 stock (note 8(h)).....          --        --         --      --           --      --        (24,673)            --
Issuance of common
 stock in acquisitions
 (note 2)..............          --        --         --      --      143,682     144        901,023             --
Stock option
 exercises.............          --        --         --      --       20,243      20        101,929             --
Common stock
 repurchased and
 canceled..............          --        --         --      --       (2,331)     (3)       (14,566)            --
Net loss...............          --        --         --      --           --      --             --     (2,582,068)
                         ----------   -------   --------   -----    ---------  ------    -----------   ------------
Balance at December 31,
 1997..................          --   $    --         --   $  --    4,193,346  $4,193    $28,559,279   $(12,379,049)
                         ==========   =======   ========   =====    =========  ======    ===========   ============


                                                NOTE           TOTAL
                          TREASURY STOCK     RECEIVABLE    STOCKHOLDERS'
                         -----------------      FROM          EQUITY
                         SHARES    AMOUNT    STOCKHOLDER     (DEFICIT)
                         -------   -------   -----------   -------------
Balance at December 31,
 1994..................   64,960   $(9,800)   $(75,000)     $(1,927,791)
Accretion of discount
 on Series A
 convertible preferred
 stock (note 8(b)).....       --        --          --          (92,580)
Issuance of common
 stock.................       --        --          --            1,950
Repayment of note
 receivable from
 stockholder (note
 8(e)).................       --        --      25,000           25,000
Accrued dividend
 payable (note 8(b))...       --        --          --         (201,608)
Net loss...............       --        --          --         (137,653)
                         -------   -------    --------      -----------
Balance at December 31,
 1995..................   64,960    (9,800)    (50,000)      (2,332,682)
Issuance of Series B
 convertible preferred
 stock, net of issuance
 costs of $220,556
 (notes 5 and 8).......       --        --          --        1,779,444
Conversion of Series A
 convertible preferred
 stock from redeemable
 to nonredeemable (note
 8(b)).................       --        --          --        2,302,471
Issuance of common
 stock, primarily in
 acquisitions (note
 2)....................       --        --          --          137,402
Repayment of note
 receivable from
 stockholder (note
 8(e)).................       --        --      14,000           14,000
Forgiveness of note
 receivable from
 stockholder (note
 8(c)).................       --        --      36,000           36,000
Discount on issuance of
 debt arising from
 stock purchase
 warrants (note 5).....       --        --          --          573,111
Stock option
 compensation
 expense...............       --        --          --           99,585
Accrued dividend
 payable (note 8(b))...       --        --          --         (201,608)
Cancellation of
 treasury stock........  (64,960)    9,800          --               --
Net loss...............       --        --          --       (7,230,777)
                         -------   -------    --------      -----------
Balance at December 31,
 1996..................       --        --          --       (4,823,054)
Common stock issued in
 initial public
 offering (note
 8(h)).................       --        --          --       22,625,671
Conversion of Series A
 and Series B
 convertible preferred
 stock into common
 stock (note 8(h)).....       --        --          --               --
Dividends paid on
 Series A and Series B
 convertible preferred
 stock (note 8(h)).....       --        --          --          (24,673)
Issuance of common
 stock in acquisitions
 (note 2)..............       --        --          --          901,167
Stock option
 exercises.............       --        --          --          101,949
Common stock
 repurchased and
 canceled..............       --        --          --          (14,569)
Net loss...............       --        --          --       (2,582,068)
                         -------   -------    --------      -----------
Balance at December 31,
 1997..................       --   $    --    $     --      $16,184,423
                         =======   =======    ========      ===========

          See accompanying notes to consolidated financial statements.

                        MEDIRISK, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEARS ENDED DECEMBER 31,
                                                              -------------------------------------
                                                                 1997          1996         1995
                                                              -----------   -----------   ---------
Cash flows from operating activities:
  Net loss..................................................  $(2,582,068)  $(7,230,777)  $(137,653)
  Adjustments to reconcile net loss to net cash (used in)
    provided by operating activities:
    Acquired in-process research and development costs......    4,375,000     6,180,000          --
    Depreciation and amortization...........................    1,304,155       786,849     193,399
    Loss due to early extinguishment of debt................      806,146            --          --
    Other...................................................           --       135,585          --
    Decrease (increase) in:
      Accounts receivable...................................   (1,925,277)     (447,120)   (273,620)
      Other assets..........................................      137,848      (846,014)     (5,339)
    Increase (decrease) in:
      Accounts payable......................................     (870,028)      353,520      83,456
      Accrued expenses and other liabilities................     (175,425)      151,405      78,152
      Deferred revenue......................................   (1,766,992)      154,158      76,921
                                                              -----------   -----------   ---------
        Net cash (used in) provided by operating
          activities........................................     (696,641)     (762,394)     15,316
                                                              -----------   -----------   ---------
Cash flows from investing activities:
  Acquisition of businesses, net of cash acquired...........   (7,386,208)   (6,925,393)         --
  Purchases of property and equipment.......................     (948,833)     (138,792)         --
  Additions to software development costs...................     (983,937)     (120,969)         --
  Repayment of (loan to) officer............................       22,500      (112,500)         --
                                                              -----------   -----------   ---------
        Net cash used in investing activities...............   (9,296,478)   (7,297,654)         --
                                                              -----------   -----------   ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock and stock option
    exercises...............................................   22,727,620        15,084       1,950
  Common stock repurchased and canceled.....................      (14,569)           --          --
  Proceeds from issuance of Series B convertible preferred
    stock...................................................           --     2,000,000          --
  Payments for Series B convertible preferred stock issuance
    costs...................................................           --      (220,556)         --
  Payment of preferred stock dividends......................     (642,683)           --          --
  Proceeds from issuance of long-term debt, principally
    related party...........................................           --     7,407,086          --
  Payments for debt issuance costs..........................           --      (345,000)         --
  Payments on long-term debt and obligations under capital
    leases..................................................   (9,008,575)     (652,147)   (167,053)
  Repayment of note receivable from stockholder.............           --        14,000      25,000
                                                              -----------   -----------   ---------
        Net cash provided by (used in) financing
          activities........................................   13,061,793     8,218,467    (140,103)
                                                              -----------   -----------   ---------
        Net increase (decrease) in cash and cash
          equivalents.......................................  $ 3,068,674   $   158,419   $(124,787)
Cash and cash equivalents at beginning of period............      447,257       288,838     413,625
                                                              -----------   -----------   ---------
Cash and cash equivalents at end of period..................  $ 3,515,931   $   447,257   $ 288,838
                                                              ===========   ===========   =========
Supplemental disclosure of cash flow information -- cash
  paid during the period for interest.......................  $   129,771   $   736,432   $  65,433
                                                              ===========   ===========   =========
Supplemental disclosures of noncash activities:
  Purchase of computer and office equipment under capital
    lease arrangements......................................  $        --   $   332,035   $ 191,563
                                                              ===========   ===========   =========
  Discount on issuance of debt arising from stock purchase
    warrants................................................  $        --   $   573,111   $      --
                                                              ===========   ===========   =========
  Accrual of dividend payable on Series A convertible
    preferred stock.........................................  $        --   $   201,608   $ 201,608
                                                              ===========   ===========   =========
Acquisitions of businesses:
  Fair value of assets acquired.............................  $ 8,249,588   $ 4,909,167   $      --
  Acquired in-process research and development costs........    4,375,000     6,180,000          --
  Fair value of liabilities assumed.........................   (3,600,535)   (2,961,849)         --
  Common stock issued.......................................     (901,167)     (122,318)         --
  Debt issued...............................................           --    (1,076,000)         --
                                                              -----------   -----------   ---------
        Total cash paid for acquisitions....................    8,122,886     6,929,000          --
Cash acquired...............................................     (736,678)       (3,607)         --
                                                              -----------   -----------   ---------
        Net cash paid for acquisitions......................  $ 7,386,208   $ 6,925,393   $      --
                                                              ===========   ===========   =========

          See accompanying notes to consolidated financial statements.

                        MEDIRISK, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996, AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Description of Business

     Medirisk, Inc. (the "Company") is a provider of proprietary database products, decision-support software and analytical services to the health care industry. The Company's products and services enable its customers to make objective comparisons of the financial costs and clinical outcomes of physician services to customer-specific and industry benchmarks, assess patient satisfaction with specific managed care plans, and obtain information concerning the background and credentials of physicians. These capabilities assist health care industry participants in measuring the performance of health care payors and providers.

     Applications of Medirisk's products include pricing managed care contracts, evaluating physician fee schedules and utilization of physician services, comparing provider outcomes and health plan performance, credentialing and recruiting physicians, developing health care delivery networks, and marketing health care services. The Company actively sells its products to leading health plans, insurers, hospitals, large multi-specialty physician groups, physician practice management companies, employers, and pharmaceutical companies, as well as smaller customers, including single-specialty physician groups.

  (b) Basis of Financial Statement Presentation

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, income and expenses for the period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     The consolidated financial statements include the accounts of Medirisk, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (c) Cash Equivalents

     Cash equivalents at December 31, 1997 and 1996 included amounts of $2,106,963 and $145,897, respectively, invested in money market accounts with a major brokerage firm. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  (d) Revenue Recognition

     The Company provides services and licenses its products primarily pursuant to single- and multi-year contracts that provide for the payment of nonrefundable annual fees, often in advance of use or shipment, or of quarterly fees generally billed in advance of service delivery. The products are segregated into three types: market performance, clinical performance, and physician credentials products. The market performance products provide customers with information from the Company's market performance product databases. Revenue on these sales is recognized upon the delivery of the data. The Company also licenses the exclusive rights to market the results of its managed care consumer satisfaction surveys. Revenue from the licenses of disease-specific customized surveys to the pharmaceutical industry is recognized as the related costs of producing the survey are incurred, and revenues from noncustomized data licensing is recognized upon delivery. The clinical performance products revenues relate to the delivery of services and are recognized over the contract terms as the services are provided. The physician credentials products consist of (i) data and services provided to customers over time, for which revenue is recognized ratably over the life of the contract, and
(ii) credentials reports that validate physicians' education, training, and other matters, for which revenue is recognized upon delivery of the completed reports. Customer service revenues are recognized ratably over the service contract period. All other revenue, including fees for training, consulting fees, and other miscellaneous services, is recognized upon the performance of the applicable services.

  (e) Deferred Revenue

     Deferred revenue represents accounts receivable and payments to the Company by customers in advance of revenue recognition.

  (f) Accounts Receivable

     The Company enters into multi-year, non-cancelable subscription contracts, for which the associated receivables are recorded as accounts receivable and deferred revenue when they become due. The contract balances are due at the beginning of their respective annual anniversary dates.

  (g) Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Amortization of assets acquired under capital lease arrangements not transferring ownership or without a bargain purchase option is recorded using the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter.

  (h) Excess of Cost Over Net Assets of Businesses Acquired

     The excess of cost over net assets of businesses acquired (goodwill) is being amortized using the straightline method over a period of 15 years. The amortization period is based on, among other things, the nature of the products and markets, the competitive position of the acquired companies, and the adaptability to changing market conditions of the acquired companies. At each balance sheet date, the Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate equal to the rate of return that would be required by the Company for a similar investment with like risks.

  (i) Other Intangible Assets


     Other intangible assets are comprised mainly of acquired products and acquired customer contracts. The costs of acquired products and acquired customer contracts from business acquisitions are derived using a fair value method of allocation. Other intangible assets are being amortized using the straight-line method over five years. The Company makes an ongoing assessment of the recoverability of its intangible assets by comparing the amount capitalized for each asset to the estimated future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the future cash flows, is less than the amount capitalized, a write-down to fair value is recorded.


  (j) Research and Development Costs and Software Development Costs

     Research and development costs are expensed as incurred. Amounts expensed for research and development for the years ended December 31, 1997, 1996, and 1995, were $2,149,155, $951,645, and $221,943, respectively.


     The Company capitalizes software development costs by project, commencing when technological feasibility for the respective product is established and concluding when the product is ready for general release to customers. The Company makes an ongoing assessment of the recoverability of its capitalized software projects by comparing the amount capitalized for each product to the estimated NRV of the product. If the NRV is less than the amount capitalized, a write-down to NRV is recorded. The Company capitalized computer software development costs of $983,937 and $120,969 for the years ended December 31, 1997 and 1996, respectively. Capitalized computer software development costs are being amortized ratably based on the projected revenue associated with the software products or the straight-line method over five years, whichever method results in a higher level of amortization. Amortization expense was $76,597 and $19,911 for the years ended December 31, 1997 and 1996, respectively.


  (k) Stock Option Plans

     Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense to be recognized over the related vesting period would generally be determined on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and pro forma income (loss) per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25. The pro forma effects of SFAS 123 for 1997 and 1996 are presented in footnote 8(c). The effects of SFAS 123 for 1995 are not material to the Company's consolidated financial statements and, therefore, the pro forma and other disclosure requirements have not been presented.

  (l) Net Loss Per Share of Common Stock

     On December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"), which prescribes the calculation methodology and financial reporting requirements for basic and diluted earnings per share. Basic earnings (loss) per common share available to common shareholders is based on the weighted-average number of common shares outstanding. Diluted earnings (loss) per common share available to common shareholders is based on the weighted-average number of common shares outstanding and dilutive potential common shares, such as dilutive stock options.

     Retroactive restatement has been made to share and per share amounts for the reverse stock split (see note 8(g)) and conversion of all of the Company's Series A convertible preferred stock and Series B convertible preferred stock into common stock which occurred upon consummation of the Company's initial public offering in January 1997 (see note 8(h)). Weighted average number of shares of common stock outstanding through December 31, 1996 has been calculated pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98 ("SAB 98") whereby common stock, options, warrants, or other potentially dilutive instruments that are issued for nominal consideration ("nominal issuances") during the periods covered by statements of operations included in the Registration Statement for an initial public offering are reflected in earnings per share calculations in a manner similar to a stock split or stock dividend for which retroactive restatement is required. The Company had nominal issuances in the periods covered by its Registration Statement for its initial public offering. The computation of diluted net loss per share of common stock was antidilutive in each of the periods presented; therefore, the amounts reported for basic and diluted net loss per share are the same.

     All prior period net loss per share data presented in these consolidated financial statements have been restated to conform to the provisions of SFAS 128 and SAB 98.

  (m) Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, on January 1, 1996. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (n) Income Taxes

     Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(2) BUSINESS ACQUISITIONS

1997 ACQUISITIONS

  Staff-Link, Inc. ("Staff-Link")


     In May 1997, the Company acquired substantially all of the assets of Staff-Link of St. Louis, Missouri, a provider of a physician database and related software utilities designed to assist health care organizations with their in-house recruiting efforts. The Company purchased Staff-Link, Inc. for $300,000 in cash and the assumption of net assets of $251,000. The total purchase price paid to the sellers in the transaction was $300,000. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in acquired customer contracts of approximately $527,000 and excess of cost over net assets acquired of approximately $49,000.


  CIVS, Inc. ("CIVS")


     Effective June 1, 1997, the Company acquired all of the outstanding shares of CIVS of Rockville, Maryland, a leading national provider of credentialing services to hospitals and managed care organizations for approximately $3,500,000 in cash and 129,166 shares of the Company's common stock (valued at $792,000) and the assumption of net assets of $76,000. The total purchase price paid to the sellers in the transaction was $4,300,000. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in purchased in-process research and development costs of approximately $3,100,000, acquired products of approximately $415,000, and excess of cost over net assets acquired of approximately $1,100,000. If the acquired business exceeds certain performance goals, contingent consideration will be paid by the Company based upon a multiple of CIVS's operating income over a predetermined amount through 1999. These payments could be significant. Contingent consideration ultimately paid will be added to excess cost over net assets acquired and amortized prospectively.


  CareData Reports, Inc. ("CareData")


     Effective August 1, 1997, the Company acquired all of the outstanding shares of CareData of New York, New York, which creates reports analyzing consumer satisfaction with more than 150 aspects of managed health care plans and ranks specific health plans accordingly. CareData's products are used by managed care plans to assess their competitive position and quality of care, by employers to evaluate health plans and by pharmaceutical companies to target potential markets for their products. The Company purchased CareData for approximately $4,100,000 in cash and 14,516 shares of Medirisk common stock (valued at $109,379) and the assumption of net assets of $376,000. The total purchase price paid to the sellers in the transaction was $4,200,000. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in in-process research and development costs of approximately $975,000, acquired products of approximately $200,000, and excess of cost over net assets acquired of approximately $2,900,000. If the acquired business exceeds certain performance goals, contingent consideration will be paid by the Company based upon a multiple of CareData's operating income over a predetermined amount through 1999. These payments could be significant. Contingent consideration ultimately paid will be added to excess cost over net assets acquired and amortized prospectively.

  Medsource, Inc. ("Medsource")


     In November 1997, the Company acquired all of the outstanding shares of Medsource of St. Paul, Minnesota, which licenses databases of physician information for use in recruiting physicians, developing health care networks, and marketing hospitals. The Company purchased Medsource for $250,000 in cash and the assumption of net liabilities of $805,000. The total purchase price paid to the sellers in the transaction was $250,000. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in purchased in-process research and development costs of approximately $300,000, acquired products of approximately $125,000, and excess of cost over net assets acquired of approximately $755,000. If the acquired business exceeds certain performance goals, contingent consideration will be paid by the Company based upon a multiple of Medsource's operating income over a predetermined amount through 1999. These payments could be significant. Contingent consideration ultimately paid will be added to excess cost over net assets acquired and amortized prospectively.


  Integration Activities

     The Company incurred approximately $200,000 of integration costs during 1997 for these 1997 acquisitions.

1996 ACQUISITIONS

  Formations in HealthCare, Inc. ("Formations")

     In January 1996, the Company acquired Formations of Chicago, Illinois for approximately $1,475,000 in cash, 99,466 shares of the Company's common stock, and options to purchase 28,947 shares of the Company's common stock at an exercise price of $0.64 per share. Formations provides clinical performance products that allow customers to measure outcomes across a range of care within a variety of medical specialties. These products also enable both payers and providers to measure clinical outcomes and apply that information to attract and retain managed care arrangements and to improve quality of clinical care. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in purchased in-process research and development costs of approximately $1,040,000, acquired products of approximately $170,000, and excess of cost over net assets acquired of approximately $422,000.

  PracticeMatch, Inc. ("PracticeMatch")

     In March 1996, the Company acquired PracticeMatch of St. Louis, Missouri for approximately $5,454,000 in cash and $1,076,000 in promissory notes and assumed net liabilities of $1,897,002. PracticeMatch offers a database containing detailed information concerning physicians who are candidates for new practice affiliations. The Company licenses its physician database products to assist customers in cost-effective in-house recruiting of physicians. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in purchased in process research and development costs of approximately $5,140,000, acquired products of approximately $350,000, and excess of cost over net assets acquired of approximately $2,887,000.

PRO FORMA RESULTS

     Unaudited pro forma results of operations as if the above acquisitions occurred on January 1, 1996 are as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Revenues....................................................  $19,767,000   $15,167,000
                                                              ===========   ===========
Net income (loss)...........................................  $   134,000   $(2,216,000)
                                                              ===========   ===========
Net income (loss) per share.................................  $      0.03   $     (1.32)
                                                              ===========   ===========

     The pro forma results include the historical accounts of the Company and the acquired entities adjusted to reflect the effects of the depreciation and amortization of the acquired identifiable tangible and intangible assets based on the new cost basis of the assets acquired, additional interest expense related to notes payable issued in connection with the acquisitions, and the reversal of the nonrecurring acquired in-process research and development costs recorded in connection with the acquisitions. The pro forma results are not necessarily indicative of actual results which might have occurred had the operations and management of the Company and the acquired entities been combined in 1997 and 1996.

(3) PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------   ----------
Furniture and fixtures......................................  $  354,744   $  344,365
Computer and office equipment...............................   2,523,240    1,329,294
Leasehold improvements......................................     205,482       62,749
                                                              ----------   ----------
                                                              $3,083,466   $1,736,408
                                                              ==========   ==========

     Included in property and equipment is equipment under capital lease arrangements with a cost of $967,929 and $937,020 and accumulated amortization of $671,563 and $533,983 at December 31, 1997 and 1996, respectively.

     Amortization of equipment held under capital lease arrangements is included in depreciation expense.

(4) LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

     Long-term debt and obligations under capital leases are summarized as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1997        1996
                                                              --------   ----------
10% unsecured senior subordinated note payable; paid off in
  1997 (see note 5).........................................  $     --   $6,900,000
10% unsecured notes payable resulting from PracticeMatch
  acquisition; paid off in 1997.............................        --    1,076,000
Unsecured line of credit payable to bank; paid off in
  1997......................................................        --      507,086
9% unsecured note payable to related party; paid off in
  1997......................................................        --      137,228
Obligations under capital leases, due in monthly
  installments expiring at various dates through February
  2001, at varying interest rates, secured by property and
  equipment (note 6(a)).....................................   214,631      416,657
Other debt assumed in an acquisition with varying interest
  rates and maturity dates..................................   119,113           --
                                                              --------   ----------
                                                               333,744    9,036,971
Less current installments...................................   168,493    1,842,074
                                                              --------   ----------
          Total long-term debt and obligations under capital
            leases, excluding current installments..........  $165,251   $7,194,897
                                                              ========   ==========

     Future minimum debt payments and obligations under capital leases are as follows:

YEARS ENDING DECEMBER 31,
-------------------------
1998........................................................  $168,493
1999........................................................   153,081
2000........................................................    10,483
2001........................................................     1,687
                                                              --------
                                                              $333,744
                                                              ========

     Based on the borrowing rates currently available to the Company for debt with similar terms and average maturities, the fair value of long-term debt approximates its carrying value.

     On March 28, 1997, the Company entered into a two-year $10,000,000 line of credit agreement (the "Credit Agreement") with a commercial bank. Borrowings under the Credit Agreement accrue interest at either prime or LIBOR plus 1.65% to 2.25%, depending on interest rate elections made by the Company and certain financial ratio positions as defined in the Credit Agreement. Interest on borrowings is payable monthly and principal is due at expiration of the Credit Agreement, March 28, 1999. Borrowings under the Credit Agreement are subject to certain customary financial covenants and dividend restrictions and are secured by substantially all of the Company's assets. There were no borrowings under the Credit Agreement during 1997.

(5) HEALTHPLAN SERVICES SECURITIES PURCHASE AGREEMENT (SEE NOTE 8(H))

     On January 8, 1996, for the purpose of financing the Company's ongoing acquisition program and working capital needs, the Company and HealthPlan Services Corporation ("HPSC"), entered into a Securities Purchase Agreement (the "Agreement"). Under the Agreement, HPSC purchased 280,623 shares of the Company's Series B convertible preferred stock for $2,000,000 (see note 8) and agreed to purchase up to $10,000,000 in original principal amount of senior subordinated notes. In addition, HPSC would be issued warrants to purchase up to 432,101 shares of the Company's common stock for $0.015 per share, based upon the amount of senior subordinated debt purchased. HPSC's obligation to purchase senior subordinated notes under the Agreement terminated upon the earliest to occur of (i) an initial public offering of the Company; (ii) a change of control of the Company; (iii) an event of default; (iv) January 8, 1999; or (v) the death or termination of employment of the Company's Chairman and Chief Executive Officer.

     On March 13, 1996, the Company sold a $6,900,000 senior subordinated note to HPSC. The note bore interest at 10% payable quarterly and was due upon the earliest to occur of (i) an initial public offering by the Company; (ii) a change of control of the Company; or (iii) at maturity on January 8, 2003. Warrants to purchase 298,150 shares of the Company's common stock were issued to HPSC in connection with issuance of this note. The proceeds received were allocated to the notes and the warrants based on their relative fair values resulting in a discount of $573,111 on the note, which was being amortized over the life of the note.

     On January 31, 1997, the Company consummated an initial public offering (see note 8(h)). As a result, the Agreement was terminated and the $6,900,000 note payable to HPSC was repaid. The Company recorded a charge of $806,146 for early extinguishment of debt relating to the unamortized note discount and related deferred financing costs.

(6) COMMITMENTS

  (a) Leases

     The Company has entered into noncancelable capital and operating lease agreements for office space, furniture and fixtures, and computer and office equipment. Future minimum payments under all such noncancelable capital and operating leases as of December 31, 1997 are as follows:

                                                                               CAPITAL
YEAR ENDING DECEMBER 31,                                      OPERATING       (NOTE 4)
------------------------                                      ----------   ---------------
1998........................................................  $  932,949      $170,403
1999........................................................     631,256        58,305
2000........................................................     538,818        11,558
2001........................................................     402,299         1,925
2002 and thereafter.........................................      24,150            --
                                                              ----------      --------
                                                              $2,529,472      $242,191
                                                              ==========
Less amount representing interest and sales taxes...........                    27,560
                                                                              --------
                                                                              $214,631
                                                                              ========

     Rental expense for noncancelable operating leases was $661,302, $412,407, and $212,547 for the years ended December 31, 1997, 1996, and 1995, respectively.

  (b) Employment Agreement

     The Company has entered into an Employment Agreement (the "Employment Agreement") with the Company's Chairman and Chief Executive Officer (the "CEO"). The Employment Agreement provides for a base salary subject to annual increases at the discretion of the compensation committee, annual performance bonuses based upon attaining certain goals established by the compensation committee, minimum annual stock option grants, and certain severance benefits in the event of termination. The Employment Agreement expires on May 31, 1999 and is automatically renewable for one-year terms thereafter, subject to termination by the Company or the CEO upon 60 days' notice.

  (c) Employee Benefit Plan

     The Company maintains a 401(k) plan (the "Plan") for the benefit of all eligible employees. The Plan provides for employer matching contributions at the discretion of the Company's management. The Company has not paid or accrued an amount for matching contributions since the inception of the Plan.

(7) INCOME TAXES

     Income tax expense for the year ended December 31, 1997 was $707,000. All of the $707,000 is current; $640,000 is federal and $67,000 is state tax expense.

     Because of operating losses, net operating loss carryforwards, and other factors, the Company did not provide any income tax expense for the years ended December 31, 1996, and 1995. A reconciliation of the expected income tax (benefit) expense (based on a U.S. Federal statutory tax rate of 34%) to the actual income taxes is as follows:


                                                           YEARS ENDED DECEMBER 31,
                                                      -----------------------------------
                                                         1997         1996         1995
                                                      ----------   -----------   --------
Computed "expected" tax (benefit) expense...........  $ (363,433)  $(2,458,464)  $(46,802)
In-process research and development costs expensed
  for financial accounting purposes, not deductible
  for tax purposes..................................   1,706,250            --         --
Benefit of operating loss carryforward..............    (429,000)           --         --
Increase (decrease) in the valuation allowance for
  deferred income taxes, excluding benefit of
  operating loss carryforward.......................    (139,217)    2,774,215     43,101
State income taxes, net of Federal income tax
  effect............................................     (93,753)     (361,539)    (6,883)
Other...............................................      26,153        45,788     10,584
                                                      ----------   -----------   --------
Actual income taxes.................................  $  707,000   $        --   $     --
                                                      ==========   ===========   ========


     The tax effects of temporary differences and carryforwards which give rise to deferred income tax assets and liabilities are presented below:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------   ----------
Deferred income tax assets:
  Acquired in-process research and development costs........  $2,116,682   $2,277,362
  Net operating loss carryforwards..........................     737,990    1,049,990
  Deferred revenue..........................................      99,510      201,276
  Property and equipment depreciation differences...........     182,845       97,006
  Other.....................................................     392,685       29,766
                                                              ----------   ----------
          Total gross deferred income tax assets............   3,529,712    3,655,400
Less valuation allowance....................................   2,540,121    3,108,338
                                                              ----------   ----------
          Deferred income tax assets, net of valuation
            allowance.......................................     989,591      547,062
                                                              ----------   ----------
Deferred income tax liabilities:
  Intangible assets.........................................     462,186      547,062
  Capitalized software costs................................     527,405           --
                                                              ----------   ----------
          Net deferred income tax asset and liability.......  $       --   $       --
                                                              ==========   ==========

     The net change in the valuation allowance for the years ended December 31, 1997 and 1996 was a (decrease) increase of $(568,217) and $2,774,215, respectively. Deferred income tax assets and liabilities are initially recognized for differences between the financial statement carrying amount and the tax bases of assets and liabilities which will result in future deductible or taxable amounts and operating loss and tax credit carryforwards. A valuation allowance is then established to reduce the deferred income tax asset to the level at which it is "more likely than not" that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss or credit carryforwards depends on having sufficient taxable income of an appropriate character within the carryback and carryforward periods. Sources of taxable income that may allow for the realization of tax benefits include: (1) taxable income in the current year or prior years that is available through carryback; (2) future taxable income that will result from the reversal of existing taxable temporary differences; and (3) taxable income generated by future operations.

     The valuation allowance at December 31, 1997 includes approximately $1.0 million that will reduce goodwill if and when the tax benefits from an acquired net operating loss are subsequently recognized.

     At December 31, 1997, the Company had net operating loss carryforwards of approximately $1.9 million, which expire beginning in 2006 through 2011. Under Internal Revenue Code Section 382, the Company's use of net operating loss carryforwards is limited to approximately $1,100,000 per year as a result of the Company's initial public offering completed in January 1997 (see note 8(h)). Approximately $1.0 million of the net operating loss at December 31, 1997 relates to loss carryforwards acquired in connection with the 1997 Acquisitions. Accordingly, such losses are limited to income generated by the acquired entity as well as substantial annual limitations.

(8) STOCKHOLDERS' EQUITY (DEFICIT)

  (a) Articles of Incorporation

     On January 8, 1996, the Company's articles of incorporation were amended to increase the number of authorized shares of common stock from 5,000,000 shares to 20,000,000 shares and to establish 400,000 authorized shares of Series B convertible preferred stock. On that same date, the Company's articles of incorporation were amended to remove the redeemable feature from the Company's Series A convertible preferred stock.

     In September 1996, the Company was reincorporated in Delaware, and in connection with such reincorporation, the Company's treasury stock was canceled and an additional 1,000,000 shares of preferred stock were authorized. In addition, the Company's articles of incorporation were amended such that the Company's Series A and Series B convertible preferred stock would be canceled and no longer authorized upon completion of an initial public offering (see note 8(h)).

  (b) Series A and Series B Convertible Preferred Stock (see note 8(h))

     Until January 1996, the Series A convertible preferred stock (Series A "CPS") carried a mandatory redemption feature pursuant to a Stockholders' Agreement which required the Company to redeem all outstanding shares of Series A CPS on the seventh anniversary of the original issue date (April 5, 1998) at a price equivalent to the liquidation price of $1.95. In January 1996, the redemption feature was eliminated and the balance related to this security was reclassified to stockholders' equity.

     The holders of the Company's Series A CPS were entitled to dividends on a cumulative basis at 8% which began on April 5, 1994. The holders of the Company's Series B convertible preferred stock (Series B "CPS") were entitled to dividends on a cumulative basis at 8% beginning on January 8, 1997. The Series A CPS and Series B CPS were convertible at the option of the holder at any time into common stock at a ratio of 0.6496 share for one share, subject to adjustment in certain circumstances, and the holders of the Series A CPS and Series B CPS carried voting power equivalent to the number of common shares into which their preferred shares could be converted. Furthermore, the Company was restricted from paying dividends on the Company's common stock until all unpaid dividends on the Series A CPS and Series B CPS were paid. In no event could the Series A CPS and Series B CPS dividends be paid until payment in full of the senior subordinated note payable. These dividends payable were classified as noncurrent at December 31, 1996 (see note 8(h)).

     In the event of liquidation, holders of the Series A CPS and Series B CPS were entitled to the sum of (a) $1.95 per preferred share for Series A CPS and $7.13 per preferred share for Series B CPS, (b) all accrued and unpaid dividends, and (c) the portion of the fair market value of the assets and liabilities of the Company attributable to the Series A CPS and Series B CPS holders determined by the number of common shares that would be held by the Series A CPS and Series B CPS holders upon conversion to common stock. Additionally, the Series A CPS and Series B CPS would automatically convert upon the occurrence of certain future events such as an initial public offering, as defined, and the Company was required to obtain prior approval of the holders of the Series A CPS and Series B CPS to effect certain transactions. The holders of the Series A CPS and Series B CPS also carried certain other rights and privileges, as further defined in the agreements.

     During 1994 notes payable of $300,000 and accrued interest of $18,000 were converted into 318,000 shares of the Company's Series A CPS at a conversion price of $1.00 per share. Until January 1996, the discount of $302,100 resulting from the 1994 conversion, and the discount associated with the original issuance of the Series A CPS of $96,450, representing the difference between the recorded value of the Series A CPS and the redemption value, were being accreted using the straight-line method from issuance date through April 5, 1998, the first date that the holders could have required redemption.

     As a result of the Company's initial public offering in January 1997, the Series A CPS and Series B CPS were converted into 1,021,809 shares of common stock of the Company.

  (c) Stock Options

     The Company periodically grants stock options to encourage stock ownership by, and retain the services of, certain key employees. Options granted are determined at the discretion of the Board of Directors. All options granted are earned over a five-year vesting period at 20% per year, and expire at the earlier of three months after termination of employment or ten years from date of grant.

     In October 1996, the Board of Directors of the Company adopted the Medirisk, Inc. 1996 Stock Incentive Plan (the "Incentive Plan") and the Medirisk, Inc. Non-Management Directors' Stock Option Plan (the "Directors' Plan"). A total of 580,645 shares of common stock have been reserved for issuance under the Incentive Plan and 100,000 shares of common stock have been reserved for issuance under the Directors' Plan.

     The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its stock options. Under APB Opinion No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. However, SFAS 123 requires presentation of pro forma net earnings (loss) and pro forma earnings (loss) per share as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that statement. The pro forma effect for 1995 is not material. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period. Under the fair value method, the Company's net loss and loss per share would have been increased as follows:

                                                               1997           1996
                                                            -----------    -----------
Net loss..................................................  $(3,062,437)   $(7,239,628)
Loss per share............................................  $     (0.78)   $     (4.71)

     Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, and the options generally have a five-year vesting period, the pro forma effect will not be fully reflected until 1999.

     The per share weighted-average fair values of stock options granted during 1997 and 1996 were $7.02 and $0.25, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                               1997      1996
                                                              -------   -------
Expected volatility.........................................    66%       0%
Expected dividend yield.....................................   none      none
Risk-free interest rate.....................................    6%        6%
Expected life of options....................................  7 years   7 years

     The following table summarizes option plan activity for the years ended December 31, 1997, 1996, and 1995:

                                                                 OPTION PRICE PER SHARE
                                                               --------------------------
                                                                                 WEIGHTED
                                                     SHARES         RANGE        AVERAGE
                                                     -------   ---------------   --------
  Options outstanding at December 31, 1994.........  197,382   $0.30 - 0.64143   $0.33428
  Granted..........................................   63,661           0.64143    0.64143
  Exercised........................................   (6,496)             0.30       0.30
  Canceled.........................................  (37,027)   0.30 - 0.64143    0.36068
                                                     -------
  Options outstanding at December 31, 1995.........  217,520    0.30 - 0.64143    0.42070
  Granted..........................................  176,731           0.64143    0.64143
  Exercised........................................  (11,693)   0.30 - 0.64143    0.58452
  Canceled.........................................  (63,630)   0.30 - 0.64143    0.57471
                                                     -------
  Options outstanding at December 31, 1996.........  318,928    0.30 - 0.64143    0.50628
  Granted..........................................  335,877       7.625-11.00    9.45027
  Exercised........................................  (20,243)     0.30 - 7.625    5.03626
  Canceled.........................................  (60,240)     0.30 - 7.625    6.66576
                                                     -------
  Options outstanding at December 31, 1997.........  574,322      0.30 - 11.00    4.93386
                                                     =======
  Options exercisable at December 31, 1997.........  160,196   $0.30 - 0.64143   $0.39429
                                                     =======   ===============   ========

     The following table summarizes information about options outstanding and exercisable at December 31, 1997:

                                                                            OPTIONS EXERCISABLE
                                 OPTIONS OUTSTANDING                  -------------------------------
                  -------------------------------------------------       NUMBER
                      NUMBER          WEIGHTED-                       EXERCISABLE AT
                  OUTSTANDING AT       AVERAGE         WEIGHTED-         DECEMBER        WEIGHTED-
   RANGE OF        DECEMBER 31,       REMAINING         AVERAGE            31,            AVERAGE
EXERCISE PRICES        1997        CONTRACTUAL LIFE  EXERCISE PRICE        1997        EXERCISE PRICE
---------------   --------------   ----------------  --------------   --------------   --------------
$ 0.30 -  5.00       303,405        78 months          $ 0.51019         160,196          $0.39429
  5.00 - 10.00        64,960       113                   7.56250              --                --
 10.00 - 15.00       205,957       118                  10.62138              --                --
                     -------       ----------------    ---------         -------          --------
                     574,322        96 months          $ 4.93386         160,196          $0.39429
                     =======       ================    =========         =======          ========

  (d) Stockholders' Agreement (see note 8(h))

     The Company is party to a Stockholders' Agreement (the "Stockholders' Agreement") among all preferred and common stockholders of the Company which includes restrictions and requirements, certain of which are disclosed below. The Stockholders' Agreement establishes the composition of the Company's Board of Directors and provides for restrictions on the transfer of the Company's shares. Additionally, the Stockholders' Agreement provided for a one-time dividend to Series A CPS holders equivalent to 4% of the original purchase price of the Series A CPS. The dividend was cumulative and accrued from April 5, 1993 to April 5, 1994. In no event could the Series A CPS onetime dividend be paid until payment in full of the senior subordinated note payable. This dividend payable was classified as noncurrent at December 31, 1996.

     The Company was required to reserve at all times common shares sufficient to satisfy the exercise of all outstanding stock options and warrants, and to satisfy the conversion of all Series A CPS and Series B CPS.

     As a result of the Company's initial public offering in January 1997, the Stockholders' Agreement was terminated and the dividend payable was paid (see note 8(h)).

  (e) Certain Common Stock Transactions

     In July 1994, 116,928 shares of common stock held in treasury were issued to a stockholder in exchange for an unsecured promissory note of $75,000. The note bore interest at 8.25% and was payable in three annual installments of $25,000 each through 1997. A total of $39,000 was repaid on the note and the remaining balance of $36,000 was forgiven in 1996 as consideration for entering into a new employment agreement.

  (f) Warrants

     In 1993, the Company obtained $300,000 in financing through the issuance of 6% convertible unsecured promissory notes with attached warrants to acquire the Company's common stock. Because the exercise price of the attached warrants exceeded the fair value of the common stock, the Company allocated the $300,000 of proceeds to notes payable. The notes were convertible into the Company's Series A CPS at a conversion price of $1.00 per share. In 1994, the notes payable of $300,000 and accrued interest of $18,000 were converted into 318,000 shares of the Company's Series A CPS. The common stock purchase warrants give the holders the right to acquire 194,880 shares of the Company's common stock at an exercise price of $1.54 per share. The common stock purchase warrants expire on June 23, 1998.

     Also, as discussed in note 5, in March 1996, the Company issued to HPSC warrants to purchase 298,150 shares of the Company's common stock at an exercise price of $.015 per share. The common stock purchase warrants were exercised subsequent to December 31,1997.

  (g) Common Stock Reverse Split

     In December 1996, the Company's Board of Directors approved an amendment to its certificate of incorporation which effected a 0.6496-for-one reverse stock split. All references to common stock, stock options, and warrants in these consolidated financial statements have been adjusted to reflect this amendment as if it had occurred prior to January 1, 1995.

  (h) Initial Public Offering

     On January 31, 1997, the Company sold 2,300,000 shares of its common stock in an initial public offering in which it received approximately $22,626,000, net of offering expenses of approximately $750,000. As a result of the consummation of the offering, the Series A CPS and Series B CPS were converted into 1,021,809 shares of common stock of the Company, the HPSC Agreement was terminated, and the Stockholders' Agreement was terminated. In addition, all of the Company's dividends payable and debt, excluding obligations under capital leases, were repaid.

(9) MAJOR CUSTOMER

     For the years ended December 31, 1997, 1996 and 1995, one customer accounted for approximately 16%, 15%, and 9%, respectively, of total revenues.

(10) NOTE RECEIVABLE FROM OFFICER

     In June 1996, the Company loaned $112,500 to an officer of the Company in the form of an unsecured promissory note. The note is to be repaid in five equal annual installments of $22,500 each, due and payable on the first through fifth anniversaries of the date of the note. Interest accrues at a rate of 8.25% per annum and is due and payable by the officer on the date each principal payment is due. The first annual installment of $22,500 was paid in June 1997.

                        MEDIRISK, INC. AND SUBSIDIARIES

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                                               MARCH 31,     DECEMBER 31,
                                                                 1998            1997
                                                              -----------    ------------
                                                              (UNAUDITED)     (AUDITED)
Current assets
  Cash and cash equivalents.................................    $ 1,280        $ 3,516
  Accounts receivable, less allowance for doubtful accounts
     of $209 and $148 at March 31, 1998 and December 31,
     1997, respectively.....................................      4,749          3,802
  Prepaid expenses..........................................        977            697
  Other current assets......................................        499            475
                                                                -------        -------
          Total current assets..............................      7,505          8,490

Property and equipment......................................      3,604          3,083
  Less accumulated depreciation and amortization............      1,642          1,444
                                                                -------        -------
  Property and equipment, net...............................      1,962          1,639
Excess of cost over net assets of businesses acquired, less
  accumulated amortization of $674 and $537 at March 31,
  1998 and December 31, 1997, respectively..................     11,471          7,556
Other intangible assets, less accumulated amortization of
  $493 and $409 at March 31, 1998 and December 31, 1997,
  respectively..............................................      2,295          1,794
Software development costs, less accumulated amortization of
  $105 and $97 at March 31, 1998 and December 31, 1997,
  respectively..............................................      1,395          1,008
Other assets................................................        663            171
                                                                -------        -------
          Total other assets................................     15,824         10,529
          Total assets......................................    $25,291        $20,658
                                                                =======        =======

                        MEDIRISK, INC. AND SUBSIDIARIES

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               MARCH 31,    DECEMBER 31,
                                                                 1998           1997
                                                              -----------   ------------
                                                              (UNAUDITED)    (AUDITED)
Current liabilities
  Accounts payable..........................................   $    398       $    258
  Accrued expenses..........................................      1,370            758
  Accrued contingent consideration relating to acquired
     business...............................................      2,975             --
  Income taxes payable......................................        730            816
  Current installments of long-term debt and obligations
     under capital leases...................................      2,499            168
  Deferred revenue..........................................      2,615          2,309
                                                               --------       --------
          Total current liabilities.........................     10,587          4,309
  Long-term debt and obligations under capital leases,
     excluding current installments.........................         41            165
                                                               --------       --------
          Total liabilities.................................     10,628          4,474
Redeemable preferred stock, Series 1998A, $0.001 par value;
  5 shares authorized; none outstanding.....................         --             --
Stockholders' equity
  Preferred stock, $0.001 par value; 995 shares authorized;
     none outstanding.......................................         --             --
  Common stock -- $0.001 par value; 20,000 shares
     authorized; 4,664 and 4,193 shares issued and
     outstanding at March 31, 1998 and December 31, 1997,
     respectively...........................................          5              4
  Additional paid in capital................................     31,663         28,559
  Accumulated deficit.......................................    (17,005)       (12,379)
                                                               --------       --------
          Total stockholders' equity........................     14,663         16,184
          Total liabilities and stockholders' equity........   $ 25,291       $ 20,658
                                                               ========       ========

     See accompanying notes to consolidated condensed financial statements.

                        MEDIRISK, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1998       1997
                                                              --------    -------
Revenue.....................................................  $ 5,176     $2,650
Salaries, wages and benefits................................    2,574      1,762
Other operating expenses....................................    1,522        646
Depreciation and amortization...............................      427        201
Acquired in-process research and development costs and
  integration costs.........................................    5,315         --
                                                              -------     ------
     Operating income (loss)................................   (4,662)        41
Interest income, net........................................       36         41
                                                              -------     ------
     Income (loss) before extraordinary item................   (4,626)        82
                                                              -------     ------
Extraordinary item -- loss on early extinguishment of
  debt......................................................       --       (806)
                                                              -------     ------
     Net loss...............................................   (4,626)      (724)
Convertible preferred stock dividend requirement............       --        (25)
                                                              -------     ------
Net loss attributable to common stock.......................  $(4,626)    $ (749)
                                                              =======     ======
Net loss per share of common stock -- basic and diluted:
  Income (loss) per share before extraordinary item.........  $ (1.03)    $ 0.02
  Loss per share -- extraordinary item......................       --      (0.25)
                                                              -------     ------
          Net loss per share of common stock................  $ (1.03)    $(0.23)
                                                              =======     ======
Weighted average number of common shares outstanding --basic
  and diluted...............................................    4,495      3,265

     See accompanying notes to consolidated condensed financial statements.

                        MEDIRISK, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)

                                                                THREE MONTHS
                                                                    ENDED
                                                                  MARCH 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
Cash flows from operating activities:
  Net loss..................................................  $(4,626)  $  (724)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Acquired in-process research and development costs.....    5,250        --
     Depreciation and amortization..........................      427       201
     Loss on early extinguishment of debt...................       --       806
     (Increase) decrease in:
       Accounts receivable..................................     (873)      454
       Other assets.........................................     (771)      294
     Increase (decrease) in:
       Accounts payable.....................................      (78)     (340)
       Accrued expenses and other liabilities...............     (318)     (218)
       Deferred revenue.....................................      131      (327)
                                                              -------   -------
          Net cash provided by (used in) operating
           activities.......................................     (858)      146
                                                              -------   -------
Cash flows from investing activities:
  Acquisition of businesses, net of cash acquired...........   (2,689)       --
  Purchases of property and equipment.......................     (505)      (76)
  Additions to software development costs...................     (396)      (27)
                                                              -------   -------
          Net cash used in investing activities.............   (3,590)     (103)
                                                              -------   -------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................        5    22,779
  Payments of dividends.....................................       --      (643)
  Proceeds from draw on revolving credit facility...........    2,375        --
  Payments on long-term debt and obligations under capital
     leases.................................................     (168)   (8,679)
                                                              -------   -------
          Net cash provided by financing activities.........    2,212    13,457
                                                              -------   -------
          Net increase (decrease) in cash and cash
           equivalents......................................   (2,236)   13,500
Cash and cash equivalents at beginning of period............    3,516       447
                                                              -------   -------
Cash and cash equivalents at end of period..................  $ 1,280   $13,947
                                                              =======   =======
Supplemental disclosure of non-cash activities:
  Accrual of contingent consideration.......................  $ 2,975   $    --
                                                              =======   =======
Acquisitions of businesses:
  Fair value of assets acquired.............................  $ 1,784   $    --
  Acquired in-process research and development costs........    5,250        --
  Fair value of liabilities assumed.........................   (1,238)       --
  Common stock issued.......................................   (3,099)       --
                                                              -------   -------
          Total cash paid for acquisitions..................    2,697        --
  Cash acquired.............................................        8        --
                                                              -------   -------
          Net cash paid for acquisitions....................  $ 2,689   $    --
                                                              =======   =======

     See accompanying notes to consolidated condensed financial statements.

                        MEDIRISK, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  GENERAL.

     The consolidated condensed financial statements as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 are unaudited. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the consolidated financial position and results of operations and cash flows for the periods presented have been included. Results for the interim period are not necessarily indicative of results that may be expected for the full year.

     These consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and notes included in the Annual Report on Form 10-K of Medirisk, Inc. for the year ended December 31, 1997.

2.  MAJOR CUSTOMERS.

     One customer accounted for 14% and 13% of the Company's revenue for the three months ended March 31, 1998 and 1997, respectively. In addition, another customer accounted for 14% of the Company's revenue for the three months ended March 31, 1998.

3.  LOSS PER SHARE OF COMMON STOCK.

     Loss per share of Common Stock for all periods presented are based on the weighted average shares of Common Stock outstanding. Loss per share does not include the effect of outstanding Common Stock equivalents because the effect is antidilutive.

4.  LINE OF CREDIT.

     In March 1997 the Company entered into a Credit Agreement with NationsBank under which a $10 million revolving credit facility (the "NationsBank Revolver") is made available to the Company. The NationsBank Revolver is available ($7.6 million available at March 31, 1998) to fund working capital needs as well as new product development and acquisitions. In April of 1998, the Company received a commitment from NationsBank to increase the facility to $25 million conditioned upon successful completion of the Company's proposed secondary stock offering and the satisfaction of other customary conditions.

5.  SECONDARY OFFERING.

     In April of 1998, the Company filed a Registration Statement for an offering of 2,500,000 shares of Common Stock, with 2,250,000 shares being offered by the Company and 250,000 shares being offered by certain selling stockholders.

6.  ACQUISITIONS.


     Effective March 23, 1998, the Company acquired all of the outstanding shares of Healthdemographics of San Diego, California, which provides databases and decision-support applications to forecast the supply and demand for health care services, for $2.7 million in cash, 171,315 shares of the Company's common stock (valued at $3.1 million) and the assumption of net liabilities of $532,000. The total purchase price paid to the sellers in the transaction was $5.8 million. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included in the Company's results of operations from the effective date of the acquisition. The acquisition resulted in estimated purchased in-process research and development costs of $5.3 million, estimated acquired products of $500,000, and estimated excess of cost over net assets acquired of $1.1 million. Contingent consideration will be paid by the Company based upon a multiple of Healthdemographics operating income over a predetermined amount through the year 2000. These payments

                        MEDIRISK, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

could be significant. Contingent consideration ultimately paid will be added to excess of cost over net assets acquired and amortized prospectively.

     The unaudited pro forma results of operations of the Company for the three months ended March 31, 1998 and the year ended December 31, 1997 as if the acquisition described above and the Company's acquisitions in 1997 of CIVS and CareData had been effective January 1, 1997 is summarized as follows:

                                                                  THREE
                                                                 MONTHS
                                                                  ENDED       YEAR ENDED
                                                                MARCH 31,    DECEMBER 31,
                                                                  1998           1997
                                                                ---------    ------------
                                                                     (IN THOUSANDS)
Revenue.....................................................     $ 5,518       $19,384
                                                                 =======       =======
Income (loss) before extraordinary item.....................     $  (320)      $   537
Extraordinary item - Loss on early extinguishment of debt...          --          (806)
                                                                 -------       -------
Net loss....................................................        (320)         (269)
Convertible preferred stock dividend requirement............          --            25
                                                                 -------       -------
Net loss attributable to common stock.......................     $  (320)      $  (294)
                                                                 =======       =======
Net loss per share of common stock - basic and diluted:
Income (loss) per share before extraordinary item...........     $ (0.07)      $  0.12
Loss per share - extraordinary item.........................          --         (0.19)
                                                                 -------       -------
Net loss per share of common stock..........................     $ (0.07)      $ (0.07)
                                                                 =======       =======
Weighted average number of common shares outstanding........       4,664         4,214

     The unaudited pro forma results do not reflect the charges for acquired in-process research and development costs discussed above. The unaudited pro forma results do not necessarily represent results which would have occurred if the acquisitions had taken place on the dates indicated nor are they necessarily indicative of the results of future operations.

     Many of the Company's acquisition agreements provide for the payment of contingent consideration based upon the performance of the acquired businesses over a prescribed period of time. If such acquired businesses exceed the relevant performance goals, the Company will be required to make additional payments, which could be material. In connection with the CareData acquisition, additional consideration of $3.0 million has been accrued as of March 31, 1998. This amount was paid in April 1998.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The unaudited pro forma consolidated condensed statement of operations set forth below for the three months ended March 31, 1998 gives effect to the Company's acquisition of Healthdemographics on March 31, 1998 as if it had occurred on January 1, 1998. The unaudited pro forma consolidated condensed statement of operations set forth below for the year ended December 31, 1997 gives effect to the Company's acquisition of (i) Healthdemographics on March 31, 1998, (ii) CareData on August 28, 1997, and (iii) CIVS, on June 24, 1997, as if they had occurred on January 1, 1997. The Healthdemographics, CIVS and CareData acquisitions have each been accounted for using the purchase method of accounting. The pro forma financial data should be read in conjunction with the historical consolidated financial statements and notes of the Company, included in the Company's Annual Report on Form 10-K filed with the Commission on March 30, 1998, and the historical financial statements and notes of: (i) Healthdemographics, included in the Company's Current Report on Form 8-K, filed with the Commission on April 13, 1998; (ii) CIVS, included in the Company's Current Report on Form 8-K/A, filed with the Commission on September 5, 1997; and (iii) CareData, included in the Company's Current Report on Form 8-K/A, filed with the Commission on November 14, 1997. The pro forma combined results are not necessarily indicative of the results that would have been achieved had the acquisitions of Healthdemographics, CIVS and CareData occurred on January 1, 1997 or of future operations.

                        MEDIRISK, INC. AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          THREE MONTHS ENDED MARCH 31, 1998
                                            --------------------------------------------------------------
                                                       HISTORICAL
                                            --------------------------------     PRO FORMA     PRO FORMA
                                            MEDIRISK   HEALTHDEMOGRAPHICS(1)    ADJUSTMENTS   CONSOLIDATED
                                            --------   ---------------------    -----------   ------------
Revenue...................................  $ 5,176            $ 342                  --         $5,518
Salaries, wages and benefits..............    2,574              613                  --          3,187
Other operating expenses..................    1,522              437                  --          1,959
Depreciation and amortization.............      427               11                  39(2)         477
Acquired in-process research and
  development costs and integration
  costs...................................    5,315               --              (5,250)(3)         65
                                            -------            -----              ------         ------
  Operating income (loss).................   (4,662)            (719)              5,211           (170)
Interest income (expense), net............       36             (138)                (48)(4)       (150)
Other income (expense)....................       --               --                  --             --
Provision for income taxes................       --               --                  --             --
                                            -------            -----              ------         ------
          Income (loss) before
            extraordinary item............   (4,626)            (857)              5,163           (320)
Unaudited pro forma loss per common share
  before extraordinary item -- basic and
  diluted.................................  $ (1.03)                                             $(0.07)
                                            =======                                              ======
Unaudited pro forma weighted average
  number of common shares used in
  calculating unaudited net loss per
  common share before extraordinary
  item -- basic and diluted...............    4,495                                               4,664(5)

         See accompanying notes to unaudited pro forma financial data.

                        MEDIRISK, INC. AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         YEAR ENDED DECEMBER 31, 1997
                                    ----------------------------------------------------------------------
                                                   HISTORICAL
                                    -----------------------------------------
                                               HEALTHDEMO-         1997          PRO FORMA     PRO FORMA
                                    MEDIRISK   GRAPHICS(6)    ACQUISITIONS(7)   ADJUSTMENTS   CONSOLIDATED
                                    --------   ------------   ---------------   -----------   ------------
Revenue...........................  $16,749       $ 905           $1,730          $    --       $19,384
Salaries, wages and benefits......    7,910         971            1,296               --        10,177
Other operating expenses..........    4,374         752            1,099               --         6,225
Depreciation and amortization.....    1,304          18               47              563(8)      1,932
Acquired in-process research and
  development costs and
  integration costs...............    4,575          --               --           (4,258)(9)       317
                                    -------       -----           ------          -------       -------
          Operating income
            (loss)................   (1,414)       (836)            (712)           3,695           733
Interest income (expense), net....      345         (26)               8             (523)(10)      (196)
Provision for income taxes........     (707)         --               --              707(11)        --
                                    -------       -----           ------          -------       -------
          Income (loss) before
            extraordinary item....  $(1,776)      $(862)          $ (704)         $ 3,879       $   537
                                    =======       =====           ======          =======       =======
Unaudited pro forma income (loss)
  per common share before
  extraordinary item -- basic and
  diluted.........................  $ (0.45)                                                    $  0.13
                                    =======                                                     =======
Unaudited pro forma weighted
  average number of common shares
  used in calculating unaudited
  income (loss) per common share
  before extraordinary
  item -- basic and diluted.......    3,918                                                       4,214(12)

         See accompanying notes to unaudited pro forma financial data.

                        MEDIRISK, INC. AND SUBSIDIARIES

                  NOTES TO UNAUDITED PRO FORMA FINANCIAL DATA

     Effective March 23, 1998, the Company acquired all of the outstanding shares of Healthdemographics of San Diego, California, which provides databases and decision-support tools that allow customers to forecast the supply of and demand for health care services. The Company purchased Healthdemographics for approximately $2.7 million in cash and 171,315 shares of common stock. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in in-process research and development costs estimated to be approximately $5.3 million, acquired products estimated to be approximately $500,000, and excess of cost over net assets acquired estimated to be approximately $1.0 million.

     Effective June 1, 1997, the Company acquired all of the outstanding shares of CIVS of Rockville, Maryland, a leading national provider of credentialing services to hospitals and managed care organizations for approximately $3.5 million in cash and 129,166 shares of the Company's common stock and the assumption of net assets of $76,000. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in purchased in-process research and development costs of approximately $3.1 million, acquired products of approximately $415,000, and excess of cost over net assets acquired of approximately $1.1 million.

     Effective August 1, 1997, the Company acquired all of the outstanding shares of CareData of New York, New York, which creates reports analyzing consumer satisfaction with more than 150 aspects of managed health care plans and ranks specific health plans accordingly. The Company purchased CareData for approximately $4.1 million in cash and 14,516 shares of Medirisk common stock. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in in-process research and development costs of approximately $975,000, acquired products of approximately $200,000, and excess of cost over net assets acquired of approximately $2.9 million. Approximately $3.0 million of contingent consideration resulting from the CareData acquisition will be due and payable at the end of April 1998. This payment will be treated as an increase in excess of cost over net assets acquired.

     The unaudited pro forma consolidated statement of operations as of March 31, 1998 illustrates the estimated effects of the Healthdemographics acquisition as if the acquisition had occurred on January 1, 1998. The unaudited pro forma consolidated condensed statement of operations for the year ended December 31, 1997 illustrates the estimated effects of all these acquisitions had they occurred on January 1, 1997.

     The unaudited pro forma financial data have been prepared using the purchase method of accounting, whereby the total cost of the acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective date of such acquisition. For purposes of the unaudited pro forma financial data, such allocations have been made based upon currently available information and management's estimates.

     The historical financial statements are derived from the unaudited financial statements of the Company and Healthdemographics as of and for the three months ended March 31, 1998, the audited financial statements of the Company and Healthdemographics as of and for the year ended December 31, 1997, and the unaudited financial statements of CIVS and CareData for the periods beginning January 1, 1997 and ending on the effective dates of the respective acquisitions.

     The unaudited pro forma financial data do not purport to represent what the results of operations of the Company would actually have been if the acquisitions had occurred on such dates or to project the results of operations of the Company for any future date or period. The unaudited pro forma financial data should be read together with the Financial Statements and Notes thereto of the Company, Healthdemographics, CIVS and CareData referred to above. The unaudited pro forma financial data reflect the following adjustments:

          (1) Reflects the historical operating results of Healthdemographics for the period from January 1, 1998 to March 22, 1998.

          (2) Reflects the additional amortization of intangible assets recorded as a result of the allocation of the Healthdemographics purchase price.

          (3) Removes the impact of the non-recurring acquired in-process research and development costs recorded as a result of the allocation of the Healthdemographics purchase price. This charge was included in the March 31, 1998 historical statements of operations and is being excluded from the quarter ended March 31, 1998 unaudited pro forma consolidated condensed statements of operations.

          (4) Reflects the additional interest expense on the cash used to fund the acquisition of Healthdemographics.

          (5) Reflects the increased shares of common stock outstanding resulting from the acquisition of Healthdemographics.

          (6) Reflects the historical operating results of Healthdemographics for the year ended December 31, 1997. An estimated $5.3 million charge for in-process research and development costs was recorded by the Company on March 23, 1998. This charge is being excluded from the year ended December 31, 1997 unaudited pro forma consolidated condensed statement of operations.

          (7) Reflects the historical operating results of CIVS for the five months ended May 31, 1997 and CareData for seven months ending July 31, 1997. The operating results of these entities subsequent to their acquisition effective dates through December 31, 1997 are included in the Company's operating results.

          (8) Reflects the additional amortization of intangible assets recorded as a result of the allocation of the respective purchase prices. These amounts were as follows:

                                                                  1997
                                                              -------------
                                                                (AMOUNTS
                                                              IN THOUSANDS)
Healthdemographics..........................................      $164
CIVS........................................................        64
CareData....................................................       335
                                                                  ----
          Total                                                   $563
                                                                  ====

          (9) Reflects the reversal of the non-recurring acquired in-process research and development costs and integration costs associated with the acquisitions of CIVS and CareData. These charges were included in the Company's December 31, 1997 historical statements of operations and are being excluded from the year ended December 31, 1997 unaudited pro forma consolidated condensed statement of operations. These amounts were as follows:

                                                                  1997
                                                              -------------
                                                                (AMOUNTS
                                                              IN THOUSANDS)
CIVS........................................................     $3,280
CareData....................................................        978
                                                                 ------
          Total                                                  $4,258
                                                                 ======

          (10) Reflects the additional interest expense on the cash borrowings used to fund the acquisitions. These amounts were as follows:

                                                                  1997
                                                              -------------
                                                               (AMOUNTS IN
                                                               THOUSANDS)
Healthdemographics..........................................      $216
CIVS........................................................       115
CareData....................................................       192
                                                                  ----
          Total.............................................      $523
                                                                  ====

          (11) Reflects decrease in income tax expense due to pro forma losses incurred.

          (12) Reflects the increased shares of common stock outstanding resulting from the acquisitions. These shares were as follows:

                                                                   1997
                                                              --------------
                                                              (IN THOUSANDS)
Healthdemographics..........................................       171
CIVS........................................................       115
CareData....................................................        10
                                                                   ---
          Total.............................................       296
                                                                   ===

======================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................       3
Risk Factors...........................       7
Use of Proceeds........................      14
Dividend Policy........................      14
Capitalization.........................      15
Dilution...............................      15
Selected Consolidated Financial Data...      16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................      18
Business...............................      28
Management.............................      36
Principal and Selling Stockholders.....      39
Underwriting...........................      41
Legal Matters..........................      42
Experts................................      42
Additional Information.................      43
Documents Incorporated by Reference....      43
Index to Financial Statements..........     F-1


======================================================
            ======================================================

                                2,500,000 SHARES

                                (MEDIRISK LOGO)

                                  COMMON STOCK
                                ----------------
                                   PROSPECTUS
                                ----------------
                         SUNTRUST EQUITABLE SECURITIES
                              J.C. BRADFORD & CO.
                           JEFFERIES & COMPANY, INC.
                                          , 1998
            ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be borne by the Registrant in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. The Registrant is paying all of these expenses as required by applicable Registration Rights Agreements; the Selling Stockholders will pay only underwriting discounts in connection with the Offering.

                                                                  PAYABLE BY
                                                                THE REGISTRANT
                                                                --------------
SEC registration fee........................................       $ 18,606
NASD filing fee.............................................          6,808
Nasdaq listing fee..........................................         17,500
Accountants' fee and expense................................        200,000
Legal fees and expenses.....................................        150,000
Printing and engraving costs................................        100,000
Blue Sky fees and expenses..................................         10,000
Transfer Agent and registrar fees...........................         10,000
Miscellaneous...............................................         87,086
                                                                   --------
  Total.....................................................       $600,000
                                                                   ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VI of the Certificate of Incorporation of the Registrant sets forth the extent to which the Registrant's directors and officers may be indemnified against liabilities they may incur while serving in such capacities. Such indemnification will be provided to the fullest extent allowed by the Delaware General Corporation Law, as amended from time to time. Under these indemnification provisions, the Registrant is required to indemnify any of its directors and officers against any reasonable expenses (including attorneys' fees) incurred by him in the defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which he was made a party, or in defense of any claim, issue or matter therein, by reason of the fact that he is or was a director or officer of the Registrant or who, while a director or officer of the Registrant, is or was serving at the Registrant's request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise to the extent that such director or officer has been successful, on the merits or otherwise, in such defense. The Registrant is also required to indemnify any of its directors or officers against any liability incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant, in which event, additional determinations must be made before indemnification is provided) by reason of the fact that he is or was a director or officer of the Registrant who, while a director or officer of the Registrant, is or was serving at the Registrant's request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if such director or officer acted in a manner he believed in good faith to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The Registrant may also provide advances of expenses incurred by a director or officer in defending any such action, suit or proceeding upon receipt of a written affirmation of such officer or director that he has met certain standards of conduct and an understanding by or on behalf of such officer or director to repay such advances unless it is ultimately determined that he is entitled to indemnification by the Registrant.

     The Registrant's Certificate of Incorporation contains a provision which eliminates, to the fullest extent permitted by law, director liability for monetary damages for breaches of the fiduciary duty of care or any other duty as a director.

     The Registrant has entered into an Indemnification Agreement (the "Indemnification Agreement") with each of its directors and officers. The Indemnification Agreement sets forth certain procedural matters relating to indemnification, including the manner in which an indemnified party may make a claim and the right of an indemnified party to court adjudication of his or her claim if indemnification is denied by the Registrant.

     The Registrant maintains an insurance policy insuring the Registrant and directors and officers of the Registrant against certain liabilities including liabilities under the Securities Act of 1933.

     Reference is hereby made to Section 9 of the Underwriting Agreement, the form of which is filed as Exhibit 1.1 hereto, in which the Registrant agrees to indemnify the Underwriters and certain other persons against certain civil liabilities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A.  EXHIBITS

     The exhibits listed below are filed with or incorporated by reference into this Registration Statement on Form S-3.


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBITS
-------                      -----------------------
1.1        Form of Underwriting Agreement.*
4.1        See Articles IV, VI, VII and IX of the Certificate of
           Incorporation filed as Exhibit 3.1 to the Company's
           Registration Statement on Form S-1 (No.12311) filed with the
           Commission on September 19, 1996 and effective on January
           28, 1997 and Articles I, II, III, VI and VII of the Bylaws
           filed as Exhibit 3.2 to the Company's Annual Report on Form
           10-K filed with the Commission on March 30, 1998, and the
           Certificate of Designation of Series 1998-A Preferred Stock
           filed as Exhibit 3.1.1 to the Company's Current Report on
           Form 8-K filed with the Commission on April 13, 1998.
5.1        Opinion of Alston & Bird (including consent).
23.1       Consent of KPMG Peat Marwick LLP.
23.2       Consent of KPMG Peat Marwick LLP.
23.3       Consent of KPMG Peat Marwick LLP.
23.4       Consent of Ernst & Young LLP, independent auditors.
23.5       Consent of Alston & Bird LLP (contained in Exhibit 5.1).
24.1       Powers of Attorney.*


---------------

* Previously filed.

B.  FINANCIAL STATEMENT SCHEDULES

     Incorporated by reference from the Company's Annual Report on Form 10-K filed with the Commission on March 30, 1998.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on May 20, 1998.


                                          MEDIRISK, INC.

                                         By:     /s/ KENNETH M. GOINS, JR.
                                            ------------------------------------
                                               Kenneth M. Goins, Jr.
                                          Title: Executive Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 20, 1998.



                  SIGNATURE                                            TITLE
                  ---------                                            -----
                      *                        Chairman of the Board, Chief Executive Officer,
---------------------------------------------  President and Director (principal executive officer)
               Mark A. Kaiser

          /s/ KENNETH M. GOINS, JR.            Executive Vice President and Chief Financial Officer
---------------------------------------------  (principal financial officer)
            Kenneth M. Goins, Jr.

           /s/ THOMAS C. KUHN III              Vice President -- Finance and Administration and
---------------------------------------------  Controller
             Thomas C. Kuhn III                (principal accounting officer)

                      *                        Director
---------------------------------------------
               Keith O. Cowan

                      *                        Director
---------------------------------------------
               Michael J. Finn

                      *                        Director
---------------------------------------------
         William M. McClatchey, M.D.

                      *                        Director
---------------------------------------------
            James K. Murray, III

                      *                        Director
---------------------------------------------
              Robert P. Pinkas

       *By: /s/ KENNETH M. GOINS, JR.
   ---------------------------------------
            Kenneth M. Goins, Jr.
              Attorney-in-Fact


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